Exhibit 1
     In this quarterly report on Form 6-K, unless otherwise specified or the context requires, the terms “STATS ChipPAC,” “Company,” “we,” “our,” and “us” refer to STATS ChipPAC Ltd. and its consolidated subsidiaries. This quarterly report on Form 6-K contains forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “intend,” “target,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and speak only as of the date of this report. These forward-looking statements are based on our current views and assumptions and involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in the report. Factors that could cause actual results to differ include, but are not limited to, general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products such as communications equipment and personal computers; decisions by customers to discontinue outsourcing of test and packaging services; our reliance on a small group of principal customers; our continued success in technological innovations; pricing pressures, including declines in average selling prices; our proposed capital reduction and cash distribution; availability of financing; prevailing market conditions; our ability to meet the applicable requirements for the termination of registration under the U.S. Securities Exchange Act of 1934, as amended; our ability to meet specific conditions imposed for the continued listing or delisting of our ordinary shares on the Singapore Exchange Securities Trading Limited; our substantial level of indebtedness; potential impairment charges; delays in acquiring or installing new equipment; adverse tax and other financial consequences if the South Korean taxing authorities do not agree with our interpretation of the applicable tax laws; our ability to develop and protect our intellectual property; rescheduling or canceling of customer orders; changes in our product mix; intellectual property rights disputes and litigation; our capacity utilization; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; changes in customer order patterns; shortages in supply of key components; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; majority ownership by Temasek Holdings (Private) Limited (“Temasek”) that may result in conflicting interests with Temasek and our affiliates; unsuccessful acquisitions and investments in other companies and businesses; labor union problems in South Korea; uncertainties of conducting business in China and other countries in Asia; natural calamities and disasters, including outbreaks of epidemics and communicable diseases; and other risks described from time to time in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including its annual report on Form 20-F dated March 7, 2008. We do not intend, and do not assume any obligation, to update any forward-looking statements to reflect subsequent events or circumstances.
     Since the beginning of fiscal 2005, we have employed quarterly and fiscal year reporting periods. Our 52-53 week fiscal year ends on the Sunday nearest and prior to December 31. Our fiscal quarters end on a Sunday and are generally thirteen weeks in length. Our second quarter of 2008 ended on June 29, 2008, while our second quarter of 2007 and fiscal year 2007 ended on July 1, 2007 and December 30, 2007, respectively. References to “$” are to the lawful currency of the United States of America.

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
In thousands of U.S. Dollars (except per share data)

	December 30,	June 29,
	2007	2008
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$213,461	$222,692
Short-term marketable securities	29,230	50,189
Accounts receivable, net	271,360	285,777
Short-term amounts due from affiliates	9,292	8,242
Other receivables	6,877	9,095
Inventories	83,312	85,547
Prepaid expenses and other current assets	22,320	23,654

Total current assets	635,852	685,196
Long-term marketable securities	15,296	15,437
Long-term amounts due from affiliates	6,852	13,232
Property, plant and equipment, net	1,276,490	1,263,302
Investment in equity investee	10,350	10,338
Intangible assets	40,754	40,580
Goodwill	547,958	551,622
Long-term restricted cash	1,612	1,346
Prepaid expenses and other non-current assets	61,790	48,241

Total assets	$2,596,954	$2,629,294

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$164,300	$187,054
Payables related to property, plant and equipment purchases	70,744	50,546
Accrued operating expenses	109,516	151,270
Income taxes payable	17,250	3,796
Short-term borrowings	50,300	50,000
Amounts due to affiliates	1,651	1,596
Current installments of long-term debts	190,481	42,693

Total current liabilities	604,242	486,955
Long-term debts, excluding current installments	423,853	413,409
Other non-current liabilities	125,093	95,079

Total liabilities	1,153,188	995,443
Minority interest	59,797	62,103
Share capital:
Ordinary shares — Unlimited ordinary shares with no par value;
Issued ordinary shares — 2,047,333,663 in 2007 and 2,202,160,272 in 2008	1,891,546	2,037,127
Accumulated other comprehensive loss	(7,605)	(5,375)
Accumulated deficit	(499,972)	(460,004)

Total shareholders’ equity	1,383,969	1,571,748

Total liabilities and shareholders’ equity	$2,596,954	$2,629,294

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
In thousands of U.S. Dollars (except per share data)
(Unaudited)

	Three Months Ended		Six Months Ended
	July 1,	June 29,	July 1,	June 29,
	2007	2008	2007	2008

Net revenues	$370,183	$434,142	$760,653	$861,384
Cost of revenues	(303,236)	(359,452)	(616,147)	(712,156)

Gross profit	66,947	74,690	144,506	149,228

Operating expenses:
Selling, general and administrative	28,036	28,616	56,035	60,082
Research and development	8,985	9,279	17,170	19,284
Accelerated share-based compensation	—	1,562	—	1,562
Tender offer expenses	4,114	—	10,922	—
Impairment of assets held for sale	1,725	—	1,725	—
Restructuring expenses	990	—	990	900

Total operating expenses	43,850	39,457	86,842	81,828

Operating income	23,097	35,233	57,664	67,400

Other income (expense), net:
Interest income	1,633	1,376	3,470	2,811
Interest expense	(9,757)	(8,950)	(20,221)	(19,492)
Foreign currency exchange gain (loss)	(405)	2,053	(285)	5,261
Equity gain (loss) from investment in equity investee	177	125	(76)	(11)
Other non-operating income, net	(151)	578	(110)	1,306

Total other expense, net	(8,503)	(4,818)	(17,222)	(10,125)

Income before income taxes	14,594	30,415	40,442	57,275
Income tax expense	(5,782)	(7,009)	(13,433)	(14,629)

Income before minority interest	8,812	23,406	27,009	42,646
Minority interest	(1,383)	(1,290)	(2,533)	(2,677)

Net income	$7,429	$22,116	$24,476	$39,969

Net income per ordinary share:
— basic	$0.00	$0.01	$0.01	$0.02
— diluted	$0.00	$0.01	$0.01	$0.02

Ordinary shares (in thousands) used in per ordinary share calculation:
— basic	2,031,435	2,118,538	2,020,633	2,085,687
— diluted	2,186,078	2,120,798	2,180,555	2,089,239

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
In thousands of U.S. Dollars
(Unaudited)

	Six Months Ended
	July 1,	June 29,
	2007	2008
Cash Flows From Operating Activities
Net income	$24,476	$39,969
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	122,813	142,903
Amortization of leasing prepayments	11	—
Debt issuance cost amortization	1,271	1,922
Loss (gain) on sale of property, plant and equipment	465	(367)
Impairment of assets held for sale	1,725	—
Accretion of discount on convertible notes	2,790	66
Foreign currency exchange (gain) loss	(232)	1,015
Share-based compensation expense	4,869	3,139
Deferred income taxes	8,889	1,452
Minority interest in income of subsidiary	2,533	2,677
Equity loss from investment in equity investee	76	11
Others	118	265
Changes in operating working capital:
Accounts receivable	19,425	(14,417)
Amounts due from affiliates	701	(5,330)
Inventories	21,917	(2,235)
Other receivables, prepaid expenses and other assets	4,867	(6,439)
Accounts payable, accrued operating expenses and other payables	(48,589)	13,490
Amounts due to affiliates	16	(55)

Net cash provided by operating activities	168,141	178,066

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$16,113	$11,930
Proceeds from maturity of marketable securities	4,604	10,764
Purchases of marketable securities	(8,753)	(41,116)
Acquisition of intangible assets	(2,089)	(3,941)
Purchases of property, plant and equipment	(108,290)	(139,513)
Proceeds on sale of assets held for sale	—	11,399
Others, net	6,567	1,470

Net cash used in investing activities	(91,848)	(149,007)

Cash Flows From Financing Activities
Repayment of short-term debts	$(592)	$(300)
Repayment of long-term debts	(42,161)	(4,083)
Proceeds from issuance of shares	12,639	6,152
Redemption of convertible notes	(36,800)	(22,057)
Proceeds from bank borrowings	19,389	—
Decrease in restricted cash	1	266
Grant received	—	98
Capital lease payments	(3,440)	—

Net cash used in financing activities	(50,964)	(19,924)

Net increase in cash and cash equivalents	25,329	9,135
Effect of exchange rate changes on cash and cash equivalents	34	96
Cash and cash equivalents at beginning of the period	171,457	213,461

Cash and cash equivalents at end of the period	$196,820	$222,692

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 29, 2008
(Unaudited)
Note 1: Interim Statements
     The consolidated balance sheet of STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company”) as of December 30, 2007, which has been derived from audited consolidated financial statements, and the unaudited condensed consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America, but condense or omit certain information and note disclosures normally included in annual financial statements. In the opinion of management of STATS ChipPAC, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial information included therein. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes thereto for the year ended December 30, 2007 included in STATS ChipPAC’s 2007 Annual Report on Form 20-F. The accompanying condensed consolidated financial statements include the accounts of STATS ChipPAC and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.
     The Company predominantly utilizes the U.S. Dollar as its functional currency. The Company’s Taiwan subsidiary, STATS ChipPAC Taiwan Semiconductor Corporation, designates the New Taiwan Dollar as its functional currency. Where the functional currency is other than the Company’s U.S. Dollar reporting currency, it is translated into U.S. Dollars using exchange rates prevailing at the balance sheet date for assets and liabilities and average exchange rates for the reporting period for the results of operations. Adjustments resulting from translation of such foreign subsidiary financial statements are reported within accumulated other comprehensive income, which is reflected as a separate component of shareholders’ equity.
     As of June 29, 2008, Temasek Holdings (Private) Limited (“Temasek”), through its wholly-owned subsidiary, Singapore Technologies Semiconductors Pte Ltd (“STSPL”), beneficially owned approximately 83.8% of the Company’s ordinary shares, following STSPL’s conversion of its entire $134.5 million of the Company’s 2.5% Convertible Subordinated Notes due 2008 into 145.1 million ordinary shares on May 22, 2008.
     The Company owned approximately 52% of STATS ChipPAC Taiwan Semiconductor Corporation as of June 29, 2008. The shares of STATS ChipPAC Taiwan Semiconductor Corporation are listed on the Taiwan over-the-counter securities market.
     The results of operations for interim periods are not necessarily indicative of the results of operations that may be expected for any other period. Our 52-53 week fiscal year ends on the Sunday nearest and prior to December 31. Our fiscal quarters end on a Sunday and are generally thirteen weeks in length. The second quarter of 2008 ended on June 29, 2008, while the second quarter of 2007 and fiscal 2007 ended on July 1, 2007, and December 30, 2007, respectively.
Proposed Capital Reduction Exercise
     In January 2008, the Company announced its intention to effect a proposed capital reduction to return surplus share capital in an amount of up to $813.0 million to its shareholders. At an extraordinary general meeting held on March 17, 2008, the shareholders approved the proposed capital reduction. The Company obtained approval of the proposed capital reduction from the Singapore High Court on June 26, 2008. The proposed capital reduction is subject to (1) all relevant approvals and consents being obtained and (2) the board of directors determining, following the satisfaction of the preceding condition and the financing condition described below, that it is in the best interest of the Company, to effect the proposed cash distribution.
     The proposed capital reduction is also subject to and conditional upon the Company being able to obtain adequate debt financing to fund the cash distribution pursuant to the capital reduction and the repayment of certain of its outstanding debt (including the redemption or repurchase of the Company’s 7.5% Senior Notes due 2010 and 6.75% Senior Notes due 2011 that would otherwise restrict its ability to make the cash distribution and to finance the cash distribution) on terms and conditions acceptable to the Company. The amount of the cash distribution would accordingly be determined based on the proceeds of such debt financing made available to the Company.

Related Financing Transactions
     In connection with the proposed capital reduction, the Company intends to pursue a debt financing plan, which is expected to consist of a private placement of senior notes and senior secured credit facilities comprising a term loan and a revolving credit facility. As part of the debt financing plan, the Company commenced a cash tender offer and consent solicitation in respect of its $150.0 million of 7.5% Senior Notes due 2010 and its $215.0 million of 6.75% Senior Notes due 2011. The tender offer and consent solicitation was conditional upon, among other things, the Company being able to obtain adequate debt financing to fund the proposed cash distribution described above and the tender offer and consent solicitation on terms and conditions acceptable to the Company. The tender offer and consent solicitation was terminated on August 9, 2008 because the financing condition was not satisfied.
Temasek’s Subsidiary, Singapore Technologies Semiconductors Pte Ltd’s, Tender Offer
     In March 2007, STSPL, a wholly-owned subsidiary of Temasek, launched a voluntary conditional cash tender offer for the ordinary shares and American Depositary Shares (“ADSs”) of the Company that STSPL did not already own. The tender offer also included an offer by STSPL for the Company’s then outstanding $115.0 million aggregate principal amount of zero coupon Convertible Notes due 2008 and $150.0 million aggregate principal amount of 2.50% Convertible Subordinated Notes due 2008. Concurrently with the tender offer, STSPL made an options proposal to all holders of options granted under STATS ChipPAC’s share option plans.
     In May 2007, the tender offer closed with STSPL and its concert parties holding 83.1% of the outstanding ordinary shares (including ordinary shares represented by ADSs, but excluding the ordinary shares issuable upon the conversion of the $134.5 million aggregate principal amount of the 2.5% Convertible Subordinated Notes due 2008 acquired by STSPL) and $134.5 million aggregate principal amount of the 2.5% Convertible Subordinated Notes due 2008. The balance $15.5 million outstanding principal amount of the 2.5% Convertible Subordinated Notes due 2008 was converted into ADSs in May 2007.
     As of June 29, 2008, Temasek, through its wholly-owned subsidiary, STSPL, beneficially owned 1,845.7 million ordinary shares, representing 83.8% of the Company’s ordinary shares, following STSPL’s conversion of its entire $134.5 million of the Company’s 2.5% Convertible Subordinated Notes due 2008 into 145.1 million ordinary shares on May 22, 2008.
     In the six months ended July 1, 2007, the Company recorded tender offer expenses of $10.9 million, consisting of investment banking, legal, accounting, insurance, printing and other costs associated with the tender offer. No tender offer expenses were incurred during the six months ended June 29, 2008.
Recent Accounting Pronouncements
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company adopted SFAS 157 for financial assets and financial liabilities at the beginning of the first quarter of 2008 and its adoption did not have a material impact on the Company’s consolidated financial position and results of operations. In February 2008, the FASB issued staff position No. 157-2 (“FSP 157-2”) which delays the effective date of SFAS 157, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (annually). FSP 157-2 is effective for fiscal years beginning after November 15, 2008.
     The Company is currently assessing the impact of SFAS 157 for nonfinancial assets and nonfinancial liabilities on its consolidated financial position and results of operations. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
     The Company utilizes the market approach to measure fair value for its financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

     The following table sets forth the Company’s financial assets and liabilities that were accounted for, at fair value on a recurring basis as of June 29, 2008 (in thousands):

	Fair value measurement
	June 29, 2008
	Level 1	Level 2	Level 3
Assets:
Marketable securities	$65,626	$—	$—
Foreign currency forward contracts	—	3,147	—

	$65,626	$3,147	$—

Liabilities:
Foreign currency forward contracts	$—	$5,510	$—

	$—	$5,510	$—

     Unrealized gains or losses on marketable securities and foreign currency forward contracts are recorded in accumulated other comprehensive gain (loss) at each measurement date.
     In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (“SFAS 158”). This standard requires employers to recognize the underfunded or overfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income, which is a component of stockholders’ equity. The new reporting requirements and related new footnote disclosure rules of SFAS 158 are effective for fiscal years ending after December 15, 2006. The adoption of SFAS 158 does not have a material impact on the Company’s consolidated financial statements. Additionally, SFAS 158 requires employers to measure the funded status of a plan as of the date of its year-end statement of financial position effective for fiscal year ending after December 15, 2008. The Company is currently evaluating the effect of the requirement of SFAS 158 related to measurement of the funded status of deferred benefit plans on its consolidated financial statements.
     In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities — including an Amendment of SFAS No. 115” (“SFAS 159”), which permits companies to measure certain financial assets and financial liabilities at fair value. SFAS 159 requires that unrealized gains and losses are reported in earnings for items measured using the fair value option. SFAS 159 amends previous guidance to extend the use of the fair value option to available-for-sale and held-to-maturity securities. SFAS 159 is effective as of the beginning of the first fiscal year beginning after November 15, 2007. The adoption of SFAS 159 at the beginning of the first quarter of 2008 did not have a material effect on the Company’s financial statements.
     In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS 141(R)”), which replaces SFAS No. 141, “Business Combinations.” SFAS 141(R) retains the underlying concepts of SFAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but SFAS 141(R) changed the method of applying the acquisition method in a number of significant aspects. Acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141(R) amends SFAS 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141(R) would also apply the provisions of SFAS 141(R). If such liabilities are settled for lesser amounts prior to the adoption of SFAS 141(R), the reversal of any remaining liability will affect goodwill. If such liabilities reverse subsequent to the adoption of SFAS 141(R), such reversals will affect the income tax provision in the period of reversal. Early adoption is not permitted. The Company is currently evaluating the effects, if any, that SFAS 141(R) may have on its financial statements; however, since the Company acquired significant deferred tax assets for which valuation allowances were recorded at the acquisition date, SFAS 141(R) could significantly affect the results of operations if changes in the valuation allowances occur subsequent to adoption. As of June 29, 2008, the Company has established deferred tax valuation allowances of $34.9 million in purchase accounting.

     In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 requires the recognition of a noncontrolling (minority) interest as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling (minority) interest will be included in consolidated net income on the face of the income statement. It also amends certain of ARB No. 51’s consolidation procedures for consistency with the requirements of SFAS 141(R). This statement also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. SFAS 160 is effective for annual periods beginning after December 15, 2008 and should be applied prospectively. However, the presentation and disclosure requirements of the statement shall be applied retrospectively for all periods presented. The Company is currently evaluating the effect of SFAS 160 on its consolidated financial statements and anticipates that SFAS 160 will not have a significant impact on the reporting of its results of operations.
     In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of SFAS No. 133” (“SFAS 161”), which is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the effect of SFAS 161 on its consolidated financial statements.
Share-Based Compensation
     As of December 30, 2007, the Company had outstanding grants under four share-based plans. The Company adopted the fair value recognition provisions of SFAS 123(R) effective December 26, 2005. For share-based awards, the Company recognizes compensation expense on a graded vesting basis over the requisite service period of the award. The share-based compensation expense under SFAS 123(R) was as follows (in thousands):

	Three Months Ended		Six Months Ended
	July 1,	June 29,	July 1,	June 29,
	2007	2008	2007	2008
Cost of revenues	$1,069	$124	$2,557	$710
Selling, general and administrative	722	179	1,740	694
Research and development	196	34	572	173
Accelerated share-based compensation	—	1,562	—	1,562

	$1,987	$1,899	$4,869	$3,139

     In January 2008, the Company decided to terminate the STATS ChipPAC Ltd. Restricted Share Plan (the “RSP”), the STATS ChipPAC Ltd. Performance Share Plan (the “PSP”) and the STATS ChipPAC Ltd. Employee Share Purchase Plan 2004 (the “ESPP”), which became effective in end March 2008. The STATS ChipPAC Share Option Plan, as amended, was phased out as of December 2006 and replaced by the RSP. No Restricted Share Units (“RSUs”), contingent Performance Share Plan awards, employee share purchase rights or share options were granted in the three and six months ended June 29, 2008.
     SFAS 123(R) requires the cash flows resulting from the tax benefits for tax deductions in excess of the compensation expense recorded for those options (excess tax benefits) to be classified as financing cash flows. For the three months and six months ended June 29, 2008, the windfall tax benefit realized from exercised employee share options were insignificant.
     Concurrently with its tender offer (refer to “Temasek’s Subsidiary, Singapore Technologies Semiconductors Pte Ltd’s, Tender Offer” in Note 1), STSPL made an options proposal to all holders of options granted under STATS ChipPAC’s share option plans whereby the participating holders would agree not to exercise their options for new shares or to exercise their rights as option holders. During the tender offer period, 85,348,090 options were surrendered pursuant to the options proposal.
     The following table summarizes share option activity during the six months ended June 29, 2008:

		Weighted Average	Aggregate Intrinsic
	Options	Exercise Price	Value
	(In thousands)		(In thousands)
Options outstanding at December 30, 2007	15,986	$1.70
Lapsed and forfeited	(643)	1.65
Exercised	(37)	0.54

Options outstanding at June 29, 2008	15,306	$1.81	$78

Exercisable at June 29, 2008	15,166	$1.52	$49

     The aggregate intrinsic value in the table above is based on the difference between the market price and the price payable by option holders to exercise their options. During the three and six months ended June 29, 2008, the total amount of cash received from the exercise of share options were $0.002 million and $0.021 million, respectively.
     The following table summarizes information about share options outstanding at June 29, 2008:

	Options Outstanding			Options Exercisable
		Weighted			Weighted
		Average	Weighted		Average	Weighted
Range of	Number	Remaining	Average	Number	Remaining	Average
Exercise	Outstanding at	Contractual	Exercise	Exercisable at	Contractual	Exercise
Prices	6/29/2008	Life	Price	6/29/2008	Life	Price
	(In thousands)			(In thousands)
$0.14 to $0.15	13	1.3 years	$0.14	13	1.3 years	$0.14
$0.22 to $0.29	28	4.5 years	$0.29	28	4.5 years	$0.29
$0.43 to $0.47	1	2.8 years	$0.46	1	2.8 years	$0.46
$0.55 to $0.87	557	4.3 years	$0.76	417	3.9 years	$0.80
$0.91 to $1.07	3	2.8 years	$1.02	3	2.8 years	$1.02
$1.16 to $1.64	13,677	3.8 years	$1.39	13,677	3.8 years	$1.39
$2.04 to $2.61	208	1.5 years	$2.09	208	1.5 years	$2.09
$3.99	819	1.8 years	$3.99	819	1.8 years	$3.99

	15,306	3.7 years		15,166	3.7 years

     The following table summarizes information on RSUs and contingent PSP awards outstanding as of June 29, 2008:

	RSP			Contingent PSP
		Weighted			Weighted
		Average			Average	Aggregate
	Number of	Grant-Date	Aggregate	Number of	Grant-Date	Intrinsic
	shares	Fair Value	Intrinsic Value	shares	Fair Value	Value
	(In thousands)		(In thousands)	(In thousands)		(In thousands)
Outstanding as at December 30, 2007	6,302	$0.86		2,980	$0.85
Lapsed and forfeited	(230)	0.84		(45)	0.85
Cancelled	—	—		(2,935)	0.85
Vested	(2,025)	0.85	$1,903	—	—	$—

Outstanding as at June 29, 2008	4,047	$0.86		—	$—

     The aggregate intrinsic value in the table above represents the value of the ordinary shares on the date that the RSUs and contingent PSP awards vest.
     During the three and six months ended June 29, 2008, 0.03 million and 2.0 million ordinary shares were issued pursuant to the RSUs.
     No issue of contingent PSP awards was made during the three and six months ended June 29, 2008. Upon the termination of the PSP in March 2008, the Company cancelled the 2,935,000 unvested Performance Share Units in the three months ended June 29, 2008. As a result, the Company recorded $1.6 million of accelerated share-based compensation expense in the three months ended June 29, 2008.
     The fair value of the contingent PSP awarded in the three months ended April 1, 2007 was calculated with the following assumptions:

Three Months Ended
April 1,
2007
Expected term	3 years
Dividend yield	0.0%
Risk free interest rate	3.0%
Weighted average volatility	40.0%
     For the employee share purchase rights under the terms of the ESPP granted prior to its termination in March 2008, the total number of shares purchased under the plan and the Company’s matching contribution of 20% of the contribution of the ESPP participants by issuing shares, can vary as the purchase price per share was determined based on the fair market value at the end of the purchase period. Therefore the final measure of compensation cost for these rights was determined at the end of the purchase period, on which the number of shares an employee was entitled and the purchase price were determinable. The Company calculated estimated compensation cost as of the balance sheet date prior to the end of the purchase period based on the current estimation of the number of shares to be purchased under the plan and the level of contribution, as determined in accordance with the terms of the ESPP.
     The Company estimated the grant-date fair value of share options using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model incorporated various and highly subjective assumptions including expected volatility, expected term and interest rates. The expected volatility was based on the implied volatility and trading history of the Company’s shares over the most recent period that commensurate with the estimated expected term of the Company’s share options. The estimated term of the Company’s share options was derived from historical experience. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards.
     The Company estimated the fair value of RSUs based on the market price of ordinary shares on the date of grant. The fair value of contingent PSP awards was calculated using the market price of ordinary shares on the date of award, adjusted to the market-based performance conditions represented by total shareholders’ return on a certain set of absolute and relative to benchmark company criteria.
     As of June 29, 2008, there were $0.01 million and $1.5 million of unrecognized share-based compensation expenses related to approximately 0.1 million of unvested share option awards and 4.0 million of unvested RSUs, net of $0.002 million of estimated share option award forfeitures and $0.1 million of estimated RSU forfeitures, respectively. These costs are expected to be recognized over a weighted-average period of 1.3 years for both the share options and the RSUs.
     During the three and six months ended June 29, 2008, the total grant-date fair value of share options that vested were $1.4 million and $4.5 million, respectively. The total intrinsic value of share options exercised during the three and six months ended June 29, 2008 were insignificant. For the three months ended March 30, 2008, the value of the 7,625,760 shares issued for ESPP purchases were $6.1 million and employees contributed $4.7 million to the ESPP.
Share Repurchase Program
     At the annual general meeting in April 2008, the Company obtained shareholders’ approval for the repurchase of up to approximately 51 million ordinary shares (2.5% of the issued ordinary shares in the capital of the Company as of the date of the annual general meeting). The approved amount for share repurchases under this shareholders’ mandate will terminate on the earlier of the date on which the next annual general meeting is held or required to be held, or the date which the approval is revoked or varied. As of June 29, 2008, the Company had not repurchased any shares.
Other Comprehensive Income (Loss)
     The components of accumulated other comprehensive loss on December 30, 2007 and June 29, 2008 comprised the following (in thousands):

	December 30,	June 29,
	2007	2008
Currency translation loss	$(7,086)	$(2,231)
Unrealized gain (loss) on hedging instruments	378	(2,389)
Unrealized loss on available-for-sale marketable securities	(897)	(755)

	$(7,605)	$(5,375)

     Comprehensive income (loss) for the three and six months ended July 1, 2007 and June 29, 2008 were as follows (in thousands):

	Three Months Ended		Six Months Ended
	July 1,	June 29,	July 1,	June 29,
	2007	2008	2007	2008
Net income	$7,429	$22,116	$24,476	$39,969
Other comprehensive income (loss):
Unrealized gain (loss) on available-for-sale marketable securities	(376)	(371)	(144)	142
Realized gain on available-for-sale marketable securities included in net income	(52)	—	(124)	—
Unrealized loss on hedging instruments	(65)	(4,879)	(570)	(5,010)

	Three Months Ended		Six Months Ended
	July 1,	June 29,	July 1,	June 29,
	2007	2008	2007	2008
Realized (gain) loss on hedging instruments included in net income	(285)	1,261	(264)	2,243
Foreign currency translation adjustment	532	(588)	(277)	4,855

Comprehensive income	$7,183	$17,539	$23,097	$42,199

Hedging Instruments
     The Company recognizes all derivatives as either assets or liabilities in the consolidated balance sheets and measures those instruments at fair value. Changes in the fair value of those instruments will be reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of derivatives and the effect on the consolidated financial statements will depend on the derivatives’ hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair values of cash flows of the asset or liability hedged.
     The Company operates in various countries, and accordingly, is subject to the inherent risks associated with foreign exchange rate movements. The Company has established risk management policies for committed or forecasted exposures to protect against volatility of future cash flows. These programs reduce, but do not always entirely eliminate, the impact of the currency exchange or commodity price movements. At June 29, 2008, the Company had a series of foreign currency forward contracts with total contract value of approximately $206.7 million, of which, forward contracts with total contract value of $195.7 million qualify for cash flow hedge accounting as defined by SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The duration of these instruments are generally less than 12 months. During the six months ended June 29, 2008, the Company had realized loss of $2.2 million and unrealized loss of $5.0 million, respectively, on its foreign currency forward contracts qualifying as cash flow hedges. Certain foreign currency forward contracts to economically hedge certain committed exposures are not designated as hedges. Accordingly, the changes in fair value of these foreign currency forward contracts are reported in earnings.
Note 2: Selected Balance Sheet Accounts
     The components of inventories were as follows (in thousands):

	December 30,	June 29,
	2007	2008
Raw materials	$65,877	$67,058
Work-in-progress	14,872	16,442
Finished goods	2,563	2,047

	$83,312	$85,547

     Prepaid expenses and other current assets consist of the following (in thousands):

	December 30,	June 29,
	2007	2008
Other prepayments and assets	$8,241	$15,425
Deferred income tax assets	1,207	1,222
Loans to a vendor	3,529	2,647
Assets held for sale	9,343	4,360

	$22,320	$23,654

     Prepaid expenses and other non-current assets consist of the following (in thousands):

	December 30,	June 29,
	2007	2008
Leasing prepayments	$248	$240
Deferred income tax assets	39,609	34,472
Other deposits	303	316
Loans to a vendor	882	—
Debt issuance cost, net of accumulated amortization of $7,958 and $4,732	6,949	5,028
Assets held for sale	10,544	3,887
Others	3,255	4,298

	$61,790	$48,241

     The Company extended $5.0 million and $15.0 million loans to a vendor in June 2003 and January 2004, respectively, to secure a specified minimum quantity of substrates up to December 2008. The loans are interest-free and are collateralized by equipment purchased by the loan monies, mortgage on the factory of the vendor and 2,400 shares of the vendor’s equity. The 2,400 shares of the vendor’s equity were released in April 2008 and no longer form part of the collateral. The loan of $5.0 million was fully repaid in June 2007. The loan of $15.0 million is repayable by quarterly installments of $0.9 million up to December 2008. During the six months ended June 29, 2008, $1.8 million of the $15.0 million loan was repaid.
     In May 2007, the Company entered into an agreement to sell packaging and test equipment related to discrete power packages to Ningbo Mingxin Microelectronics Co. Ltd. (“Mingxin”) for an aggregate consideration of $10.0 million payable over approximately two years. The Company has separately classified the related assets of $10.0 million as assets held for sale, a component of other current assets. During the three and six months ended June 29, 2008, $3.9 million and $5.0 million of the assets, respectively, have been transferred to Mingxin. These held for sale assets were recorded at the lower of carrying amount or fair value less cost to sell.
     In 2006, the Company entered into an agreement to sell packaging and test equipment related to specific low lead count packages to Wuxi CR Micro-Assembly Technology Ltd. (“ANST”) for $35.0 million payable over 4 years and a performance-based contingent earn-out of $5.0 million. ANST is a wholly owned subsidiary of Micro Assembly Technologies Limited (“MAT”), of which the Company has a 25% equity interest. As a result of the planned transfer of these assets to ANST, the Company has separately classified the related assets of $29.6 million to assets held for sale, a component of other non-current assets. During the three and six months ended June 29, 2008, $3.3 million and $6.5 million of the related assets, respectively, have been transferred to ANST and $0.06 million and $0.1 million of gain, respectively, were recognized in the three and six months ended June 29, 2008. In addition to the transfer of assets, the Company entered into an agreement to provide sales and technical support to ANST on a quarterly commission basis from 2007 to 2009, of which $0.2 million and $0.6 million was earned in the three and six months ended June 29, 2008, respectively.
     Restricted cash consists of time deposits and government bonds held in connection with foreign regulatory requirements and as collateral for bank loans. At December 30, 2007 and June 29, 2008, $1.6 million and $1.3 million, respectively, were held as long-term restricted cash.
     Property, plant and equipment consist of the following (in thousands):

	December 30,	June 29,
	2007	2008
Cost:
Freehold land	$11,010	$11,218
Leasehold land and land use rights	19,864	19,864
Buildings, mechanical and electrical installation	262,186	266,695
Equipment	2,145,503	2,238,577

Total cost	2,438,563	2,536,354
Total accumulated depreciation	(1,162,073)	(1,273,052)

Property, plant and equipment, net	$1,276,490	$1,263,302

     Intangible assets consist of the following (in thousands):

	December 30, 2007			June 29, 2008
	Gross	Accumulated	Net	Gross	Accumulated	Net
	Assets	Amortization	Assets	Assets	Amortization	Assets
Tradenames	$7,700	$(3,758)	$3,942	$7,700	$(4,308)	$3,392
Technology and intellectual property	32,000	(10,933)	21,067	32,000	(12,533)	19,467
Customer relationships	99,300	(99,300)	—	99,300	(99,300)	—
Software, licenses and others	31,469	(15,724)	15,745	35,539	(17,818)	17,721

	$170,469	$(129,715)	$40,754	$174,539	$(133,959)	$40,580

     Amortization expense related to finite-lived intangible assets is summarized as follows (in thousands):

	Three Months Ended		Six Months Ended
	July 1,	June 29,	July 1,	June 29,
	2007	2008	2007	2008
Tradenames	$275	$275	$550	$550
Technology and intellectual property	800	800	1,600	1,600
Customer relationships	—	—	—	—
Software, licenses and others	988	1,051	1,725	1,999

	$2,063	$2,126	$3,875	$4,149

     Finite-lived intangible assets are generally amortized over estimated useful lives of two to ten years. Estimated future amortization expense is summarized as follows (in thousands):

June 30, 2008 to December 28, 2008	$4,428
2009	8,363
2010	6,840
2011	4,831
2012	3,857
Thereafter	12,261

Total	$40,580

     The change in the carrying amount of goodwill for the three months ended June 29, 2008 is as follows (in thousands):

Balance as of December 30, 2007	$547,958
Purchase adjustments	3,664

Balance as of June 29, 2008	$551,622

     The purchase adjustments of $3.7 million relate to other tax liabilities recorded.
Note 3: Lines of Credit and Other Borrowings
     As of June 29, 2008, the Company’s total debt outstanding consisted of $506.1 million of borrowings, which included $150.0 million of the Company’s 7.5% Senior Notes due 2010, $215.0 million of the Company’s 6.75% Senior Notes due 2011 and other long-term and short-term borrowings.
     In the six months ended June 29, 2008, the Company repurchased the outstanding $18.6 million aggregate principal of its zero coupon Convertible Notes due 2008 for $22.1 million (including accretion of discount on convertible notes and interest). The Company financed the repurchase of these convertible notes with its cash and cash equivalents.
     In May 2008, Temasek, through its wholly-owned subsidiary, STSPL, converted its holding of the Company’s outstanding $134.5 million principal amount of 2.5% Convertible Subordinated Notes due 2008 into 145.1 million ordinary shares of the Company.
     In October 2007, the Company issued a $50.0 million promissory note carrying interest, payable annually, of 6% per annum to LSI Corporation (“LSI”) in connection with the acquisition of an assembly and test operations in Thailand. The amount payable to LSI after contractual netting of certain receivables from LSI of $3.2 million amounted to $46.8 million as of June 29, 2008. The promissory note is payable over four annual installments of $20.0 million, $10.0 million, $10.0 million and $6.8 million over the next four years.
     STATS ChipPAC Korea Ltd. has lines of credit with Hana Bank and the National Agricultural Cooperation Federation Bank in South Korea with credit limits of $10.0 million and $5.0 million, respectively. These lines of credit bear interest at a rate of 3.7% per annum on these facilities. As of June 29, 2008, STATS ChipPAC Korea Ltd. had not used these lines of credit and there was no outstanding balance on these facilities. These lines of credit are subject to an annual review by the lenders for the continued use of the facilities.
     STATS ChipPAC Korea Ltd. has a U.S. Dollar term loan facility of $25.0 million from Hana Bank. During 2006, STATS ChipPAC Korea Ltd. borrowed $12.0 million under this facility to finance its purchase of a building and land in South Korea. In 2007, STATS ChipPAC Korea Ltd. borrowed an additional $3.6 million under this facility. As of June 29, 2008, the interest rate for the $12.0 million loan was 4.2% per annum and the interest rate for the $3.6 million loan was 4.0% per annum. Interest is payable on a monthly basis. The principal on the $12.0 million loan is repayable over eight equal quarterly installments from September 2007 to June

2009. The principal on the $3.6 million loan is repayable at maturity in June 2009. As of June 29, 2008, $0.6 million was held as a restricted deposit with the bank. These loans are secured by a pledge of land and a building with a combined net book value of $26.8 million as of June 29, 2008. As of June 29, 2008, $9.6 million of the loans was outstanding.
     STATS ChipPAC Taiwan Semiconductor Corporation has a NT$3.6 billion floating rate New Taiwan dollar term loan facility (approximately $118.5 million as of June 29, 2008) with a syndicate of lenders, with Taishin Bank as the sponsor bank. The loan drawdowns must be made within 24 months from the date of first drawdown which took place on February 18, 2007. As of June 29, 2008, STATS ChipPAC Taiwan Semiconductor Corporation has drawn down NT$0.7 billion (approximately $23.0 million as of June 29, 2008) under the term loan facility. As of June 29, 2007, the interest rate on the loan was 3.6% per annum. The principal and interest on the loan is payable in nine quarterly installments commencing 24 months from first draw down date with first eight quarterly installments each repaying 11% of the principal and the last quarterly installment repaying 12% of the principal. As of June 29, 2008, the outstanding balance on this facility was $23.0 million.
     Additionally, STATS ChipPAC Taiwan Semiconductor Corporation has NT$1.4 billion (approximately $44.4 million as of June 29, 2008) of bank and credit facilities from various other banks and financial institutions, of which $11.7 million borrowings was outstanding as of June 29, 2008. These credit facilities have varying interest rates ranging from 2.5% to 3.6% per annum and maturities ranging from 2008 through 2012.
     The Company has a $50.0 million line of credit with Bank of America. As of June 29, 2008, $50.0 million was borrowed under the facility over two loan tranches of $25.0 million each. The principal and interest of the two loan tranches of $25.0 million each are payable at maturity in July 2008 and August 2008, respectively. These two loan tranches bear interest rate of 3.31% per annum and 3.65% per annum, respectively. The Company has the option to roll-forward the principal at maturity for a period of 1, 2, 3, or 6 months.
     The Company established a syndicated three-year revolving line of credit of $125.0 million in 2006. This line of credit was arranged by Oversea-Chinese Banking Corporation Limited and includes a total of six lenders. The facility is irrevocable by the bank syndicate for the three-year period unless the Company is in breach of its covenants, including minimum tangible assets, interest coverage ratios and debt ratios, or an event of default occurs, such as a failure to pay any amount due under the line of credit. The Company cancelled the revolving line of credit on January 31, 2008.
     At June 29, 2008, the Company had other undrawn banking and credit facilities consisting of long-term loans and bank guarantees of $33.1 million with financial institutions.
Note 4: Income Taxes
     Changes in share ownership by shareholder may result in a limitation on the amount of the Singapore net operating losses and unutilized capital allowances that are available as carryforwards for use by the Company. The Company reviewed the tax effect of such a shareholder change in connection with the tender offer by STSPL in 2007. In January 2008, the Singapore tax authorities confirmed that the limitations relating to the Company’s ability to carryforward of certain Singapore tax losses and capital allowances for offset against future taxable profits of the Company in connection with the tender offer by STSPL were not affected subject to the fulfillment of certain continuing conditions.
     In the six months ended June 29, 2008, approximately $7.2 million have been further reserved as liability on unrecognized tax benefits for uncertain tax positions and is accounted for as a current income tax adjustment due to an increase of the current period activity related to uncertain tax positions. In addition, the Company reclassed certain tax liabilities from deferred tax liabilities to liability for unrecognized tax benefits. As of June 29, 2008, the Company has approximately $11.6 million of such accrued interest and penalties.
     The Company is under tax examination in certain of these jurisdictions and is engaged with the South Korean National Tax Service (the “NTS”) through a Mutual Agreement Procedure (“MAP”) relating to withholding tax not collected on the interest income on the loan from ChipPAC’s Hungarian subsidiary to its South Korean subsidiary for the period from 1999 to May 2002. Refer to Note 6 for details.
Note 5: Earnings Per Share
     Basic earnings per share (“EPS”) is computed using the weighted average number of ordinary shares outstanding. Diluted EPS is computed using the weighted average number of ordinary shares outstanding and dilutive potential ordinary shares from the assumed exercise of share options outstanding during the period, if any, using the treasury stock method plus other potentially dilutive securities outstanding, such as convertible notes.
     The Company excluded certain potentially dilutive securities for each period presented from its diluted earnings per share computation because the exercise price of the securities exceeded the average fair value of the Company’s ordinary shares, and therefore these securities were anti-dilutive.
     A summary of the excluded potentially dilutive securities outstanding as of July 1, 2007 and June 29, 2008 follows (in thousands):

	Three Months Ended		Six Months Ended
	July 1,	June 29,	July 1,	June 29,
	2007	2008	2007	2008
Convertible notes	65,618	—	65,618	—
Share plans	15,899	14,967	15,855	14,967
     The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations for the periods presented below (in thousands):

	Three Months Ended		Six Months Ended
	July 1,	June 29,	July 1,	June 29,
	2007	2008	2007	2008
Net income	$7,429	$22,116	$24,476	$39,969

Adjusted net income	$7,933	$22,116	$25,484	$39,969

Weighted average number of ordinary shares outstanding (basic)	2,031,435	2,118,538	2,020,633	2,085,687
Weighted average dilutive shares from share plans	9,499	2,260	14,778	3,552
Weighted average dilutive convertible notes	145,144	—	145,144	—

Weighted average number of ordinary and equivalent ordinary shares outstanding (diluted)	2,186,078	2,120,798	2,180,555	2,089,239

Note 6: Contingent Liabilities
     The Company is subject to claims and litigations, which arise in the normal course of business. These claims may include allegations of infringement of intellectual property rights of others as well as other claims of liability. The Company accrues liability associated with these claims and litigations when they are probable and reasonably estimable.
     In February 2006, the Company, ChipPAC Inc. (“ChipPAC”) and STATS ChipPAC (BVI) Limited were named as defendants in a patent infringement lawsuit filed in United States Federal Court for the Northern District of California (the “California Litigation”). The plaintiff, Tessera Technologies, Inc. (“Tessera”), has asserted that semiconductor chip packaging, specifically devices having Ball Grid Array (“BGA”) and multi-chip BGA configurations used by the defendants infringe certain patents of Tessera. Tessera has further asserted that the Company is in breach of an existing license agreement entered into by Tessera with ChipPAC, which agreement has been assigned by ChipPAC to the Company.
     In May 2007, at Tessera’s request, the United States International Trade Commission (the “ITC”) instituted an investigation (the “First ITC Investigation”) of certain of the Company’s co-defendants in the California Litigation and other companies, including certain of the Company’s customers. In addition, in April 2007, Tessera instituted an action in the United States District Court for the Eastern District of Texas (the “Texas Action”) against certain of the Company’s co-defendants in the California Litigation and other companies. In the First ITC Investigation, Tessera seeks an order preventing the named companies from importing certain packaged semiconductor chips and products containing them into the United States. The Texas Action seeks damages and injunctive relief against the named defendants. Both the First ITC Investigation and the Texas Action allege infringement of two of the same patents asserted by Tessera in the California Litigation, and may involve some of the same products packaged by the Company that are included in the California Litigation.

     In May 2008, the ITC instituted a second investigation (the “Second ITC Investigation”). In the Second ITC Investigation, Tessera seeks an order to prevent the Company and other named companies (collectively, the “Respondents”) from providing packaging or assembly services for certain packaged semiconductor chips incorporating small format non-tape BGA semiconductor packages and products containing them, for importation into the United States. In addition, Tessera seeks a general exclusion order excluding from importation all small format non-tape BGA semiconductor packages (and downstream products containing such packages), regardless of whether such packages are assembled by the Respondents. The Second ITC Investigation alleges infringement of three of the same patents asserted by Tessera in the California Litigation. The Company has responded to the complaint on June 23, 2008. The target date currently set by the ITC for the conclusion of the Second ITC Investigation is August 2009.
     The district court in the California Litigation has vacated the trial schedule and stayed all proceedings pending a final resolution of the First ITC Investigation. The U.S. Patent and Trademark Office (the “PTO”) has also instituted reexamination proceedings on all of the patents Tessera has asserted in the California Litigation and the Second ITC Investigation. It is not possible to predict the outcome of the California Litigation or the Second ITC Investigation, the total costs of resolving the California Litigation and the Second ITC Investigation, or when the stay in the California Litigation will be lifted; nor is it possible to predict the outcome of the First ITC Investigation or the Texas Action. Nor is it possible to predict the outcome of the PTO proceedings or their impact on the California Litigation, the First ITC Investigation and the Second ITC Investigation.
     The Company believes that it has a meritorious defense to these claims and intends to defend the lawsuit(s) vigorously. A court or ITC determination that the Company’s provision of certain semiconductor assembly services may infringe the intellectual property rights of others could result in significant liability and/or require the Company to make material changes to its provision of such assembly services. Due to the inherent uncertainties of the lawsuit(s) and investigation(s), the Company cannot accurately predict the ultimate outcome and it could result in significant liability and/or injunction and could have a material adverse effect on the business, financial condition and the results of operations of the Company.
     In addition, the Company is subject to various taxes in the different jurisdictions in which it operates. These include taxes on income, property, goods and services, and other taxes. The Company submits tax returns and claims with the appropriate government taxing authorities, which are subject to examination and agreement by those taxing authorities. The Company will regularly assess the likelihood of adverse outcomes resulting from these examinations to determine adequacy of provision for taxes.
     In connection with the merger of STATS and ChipPAC, the Company assumed certain contingent liabilities. In 2002, an assessment of approximately 16.0 billion South Korean Won (approximately $15.4 million based on the exchange rate as of June 29, 2008) was made by the South Korean National Tax Service (the “NTS”), relating to withholding tax not collected on the interest income on the loan from ChipPAC’s Hungarian subsidiary to its South Korean subsidiary for the period from 1999 to September 2001. The Company does not believe that the prevailing tax treaty requires withholding tax on the transaction in question. ChipPAC has appealed this assessment through the NTS’s Mutual Agreement Procedure (“MAP”). In July 2002, the Icheon tax office of the NTS approved a suspension of the proposed assessment until resolution of the disputed assessment. The NTS required a corporate guarantee amounting to the tax assessment in exchange for the suspension. ChipPAC complied with the guarantee request in July 2002. A further assessment of 2.7 billion South Korean Won (approximately $2.6 million based on the exchange rate as of June 29, 2008) was made against ChipPAC in January 2004 for interest expense from October 2001 to May 2002. ChipPAC engaged in a MAP and obtained suspension of the additional proposed assessment by providing a corporate guarantee in the amount of the additional assessment. The MAP was due to terminate on July 3, 2007 if not extended by the NTS. Prior to the termination, NTS extended the MAP on June 4, 2007. Based on South Korean tax law, the extension period should not exceed three years. In the event that the Company is not successful with its appeal, the Company estimates that the maximum amount payable by the Company, including potential interest and local surtax, as of June 29, 2008 to be 34.1 billion South Korean Won (approximately $32.7 million based on the exchange rate as of June 29, 2008). The final outcome of the resolution of this matter could result in significant liability and could have a material adverse effect on the business, financial condition and results of operations of the Company.
Note 7: Condensed Consolidating Financial Information
     In November 2004, the Company issued $215.0 million of 6.75% Senior Notes due 2011. These senior notes issued by STATS ChipPAC are fully and unconditionally guaranteed, jointly and severally, on a senior basis, by the following wholly owned subsidiaries: (1) STATS ChipPAC, Inc., STATS ChipPAC (Barbados) Ltd., STATS ChipPAC (BVI) Limited, ChipPAC International Company Limited, STATS ChipPAC Malaysia Sdn. Bhd., STATS ChipPAC (Thailand) Limited, STATS ChipPAC Test Services, Inc., STATS Holdings Limited, ChipPAC Luxembourg S.a.R.L., ChipPAC Liquidity Management Hungary Limited Liability

Company, and STATS ChipPAC Taiwan Co., Ltd. (the “Guarantor Subsidiaries”) and (2) STATS ChipPAC Korea Ltd. STATS ChipPAC Shanghai Co., Ltd., STATS ChipPAC Test Services (Shanghai) Co., Ltd., STATS ChipPAC Semiconductor Shanghai Co., Ltd. and STATS ChipPAC Taiwan Semiconductor Corporation (the “Non-Guarantor Subsidiaries”) did not provide guarantees.
     In July 2005, the Company issued $150.0 million of 7.5% Senior Notes due 2010. These senior notes are fully and unconditionally guaranteed, jointly and severally, on a senior basis, by the Guarantor Subsidiaries. The Non-Guarantor Subsidiaries and STATS ChipPAC Korea Ltd. did not provide guarantees.
     The following is the consolidated financial information segregated between STATS ChipPAC Ltd. as the issuer of the $215.0 million 6.75% Senior Notes due 2011 and the $150.0 million 7.5% Senior Notes due 2010; STATS ChipPAC Korea Ltd. as a guarantor of the $215.0 million 6.75% Senior Notes due 2011 and non-guarantor of the $150.0 million 7.5% Senior Notes due 2010; the other Guarantor Subsidiaries and other Non-Guarantor Subsidiaries of the $215.0 million 6.75% Senior Notes due 2011 and the $150.0 million 7.5% Senior Notes due 2010.

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEETS
As of December 30, 2007
In thousands of U.S. Dollars
(Unaudited)

		STATS		Non -
	STATS	ChipPAC	Guarantor	Guarantor
	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$91,813	$25,224	$65,945	$30,479	$—	$213,461
Short-term marketable securities	—	—	—	29,230	—	29,230
Accounts receivable, net	72,827	—	183,486	15,047	—	271,360
Amounts due from affiliates	440,518	38,005	141,656	65,932	(676,819)	9,292
Other receivables	2,527	2,716	904	730	—	6,877
Inventories	19,614	38,516	11,680	13,502	—	83,312
Prepaid expenses and other current assets	5,276	2,589	11,170	3,285	—	22,320

Total current assets	632,575	107,050	414,841	158,205	(676,819)	635,852
Long-term marketable securities	15,296	—	—	—	—	15,296
Long-term amounts due from affiliates	—	—	—	6,852	—	6,852
Property, plant and equipment, net	280,371	382,420	289,828	323,871	—	1,276,490
Investment in equity investee	10,350	—	—	—	—	10,350
Investment in subsidiaries	995,948	—	111,167	—	(1,107,115)	—
Intangible assets	5,646	1,586	30,495	3,027	—	40,754
Goodwill	—	316,067	125,800	103,882	2,209	547,958
Long-term restricted cash	—	629	614	369	—	1,612
Prepaid expenses and other non-current assets	15,055	27,061	1,406	18,268	—	61,790

Total assets	$1,955,241	$834,813	$974,151	$614,474	$(1,781,725)	$2,596,954

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$14,024	$76,254	$28,780	$45,242	$—	$164,300
Payables related to property, plant and equipment purchases	13,422	35,486	11,350	10,486	—	70,744
Accrued operating expenses	48,028	12,091	37,554	11,843	—	109,516
Income taxes payable	—	7,682	2,718	6,850	—	17,250
Short-term borrowings	50,000	—	—	300	—	50,300
Amounts due to affiliates	58,447	87,560	485,123	47,340	(676,819)	1,651
Current obligations under capital leases	—	—	—	—	—	—
Current installments of long-term debts	21,991	6,000	154,500	7,990	—	190,481

Total current liabilities	205,912	225,073	720,025	130,051	(676,819)	604,242
Long-term debts, excluding current installments installments	365,000	6,600	26,800	25,453	—	423,853
Other non-current liabilities	360	95,377	19,067	10,289	—	125,093

Total liabilities	571,272	327,050	765,892	165,793	(676,819)	1,153,188

Minority interest	—	—	—	—	59,797	59,797
Total shareholders’ equity	1,383,969	507,763	208,259	448,681	(1,164,703)	1,383,969

Total liabilities and shareholders’ equity	$1,955,241	$834,813	$974,151	$614,474	$(1,781,725)	$2,596,954

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the Six Months Ended July 1, 2007
In thousands of U.S. Dollars
(Unaudited)

		STATS		Non -
	STATS	ChipPAC	Guarantor	Guarantor
	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net revenues	$204,499	$290,456	$550,217	$156,925	$(441,444)	$760,653
Cost of revenues	(159,075)	(246,245)	(497,076)	(131,551)	417,800	(616,147)

Gross profit	45,424	44,211	53,141	25,374	(23,644)	144,506

Operating expenses:
Selling, general and administrative	29,073	7,151	34,229	4,110	(18,528)	56,035
Research and development	6,600	5,179	9,697	817	(5,123)	17,170
Tender offer expenses	10,119	—	803	—	—	10,922
Impairment of assets held for sale	—	—	1,725	—	—	1,725
Restructuring charges	990	—	—	—	—	990

Total operating expenses	46,782	12,330	46,454	4,927	(23,651)	86,842

Operating income (loss)	(1,358)	31,881	6,687	20,447	7	57,664

Other income (expense), net:
Interest income	1,881	210	1,948	447	(1,016)	3,470
Interest expense	(17,271)	(1,566)	(1,699)	(701)	1,016	(20,221)
Foreign currency exchange gain (loss)	(363)	(127)	—	205	—	(285)
Equity loss from equity investee	(76)	—	—	—	—	(76)
Equity income from investment in subsidiaries	36,529	—	12,908	—	(49,437)	—
Dividend income from subsidiary	6,782	—	—	—	(6,782)	—
Other non-operating income (expense), net	(302)	(24)	37	179	—	(110)

Total other income (expense), net	27,180	(1,507)	13,194	130	(56,219)	(17,222)

Income before income taxes	25,822	30,374	19,881	20,577	(56,212)	40,442
Income tax expense	(1,346)	(7,273)	(1,854)	(2,960)	—	(13,433)

Income before minority interest	24,476	23,101	18,027	17,617	(56,212)	27,009
Minority interest	—	—	—	—	(2,533)	(2,533)

Net income	$24,476	$23,101	$18,027	$17,617	$(58,745)	$24,476

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the Six Months Ended July 1, 2007
In thousands of U.S. Dollars
(Unaudited)

		STATS		Non -
	STATS	ChipPAC	Guarantor	Guarantor
	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Cash Flows From Operating Activities
Net income	$24,476	$23,101	$18,027	$17,617	$(58,745)	$24,476
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	42,827	30,071	25,601	24,321	(7)	122,813
Amortization of leasing prepayments	11	—	—	—	—	11
Debt issuance cost amortization	1,216	—	55	—	—	1,271
Loss (gain) on sale of property, plant and equipment	1,006	(1)	(4)	(536)	—	465
Impairment of assets held for sale	—	—	1,725	—	—	1,725
Accretion of discount on convertible notes	2,790	—	—	—	—	2,790
Foreign currency exchange (gain) loss	3	—	—	(235)	—	(232)
Share-based compensation expense	1,710	2,155	993	11	—	4,869
Deferred income taxes	1,346	7,259	103	181	—	8,889
Minority interest in income of subsidiary	—	—	—	—	2,533	2,533
Equity income from investment in subsidiaries	(36,529)	—	(12,908)	—	49,437	—
Equity loss from investment in equity investee	76	—	—	—	—	76
Others	24	69	56	(31)	—	118
Changes in operating working capital:
Accounts receivable	15,763	—	2,013	1,649	—	19,425
Amounts due from affiliates	7,719	(8,969)	(10,571)	(3,662)	16,184	701
Inventories	11,733	2,118	304	7,762	—	21,917
Other receivables, prepaid expenses and other assets	(4,822)	1,817	951	139	6,782	4,867
Accounts payable, accrued operating expenses and other payables	(15,353)	(12,835)	1,806	(22,207)	—	(48,589)
Amounts due to affiliates	8,176	7,858	(8,633)	8,799	(16,184)	16

Net cash provided by operating activities	62,172	52,643	19,518	33,808	—	168,141

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$—	$—	$—	$16,113	$—	$16,113
Proceeds from maturity of marketable securities	—	—	—	4,604	—	4,604
Purchases of marketable securities	—	—	—	(8,753)	—	(8,753)
Cash injection in subsidiary	(1,119)	—	—	—	1,119	—
Acquisition of intangible assets	(1,080)	(278)	(573)	(158)	—	(2,089)
Purchases of property, plant and equipment	(20,531)	(65,631)	(14,553)	(26,518)	18,943	(108,290)
Others, net	11,750	4,737	1,261	7,762	(18,943)	6,567

Net cash used in investing activities	(10,980)	(61,172)	(13,865)	(6,950)	1,119	(91,848)

Cash Flows From Financing Activities
Repayment of short-term debts	$—	$(48)	$—	$(544)	$—	$(592)
Repayment of long-term debts	—	(1,380)	—	(40,781)	—	(42,161)
Proceeds from issuance of shares	12,639	—	—	1,119	(1,119)	12,639
Redemption of convertible notes	(36,800)	—	—	—	—	(36,800)
Proceeds from bank borrowings	—	3,600	—	15,789	—	19,389
Decrease in restricted cash	—	—	—	1	—	1
Capital lease payments	—	(3,440)	—	—	—	(3,440)

Net cash used in financing activities	(24,161)	(1,268)	—	(24,416)	(1,119)	(50,964)

Net increase (decrease) in cash and cash equivalents	27,031	(9,797)	5,653	2,442	—	25,329
Effect of exchange rate changes on cash and cash equivalents	—	—	—	34	—	34
Cash and cash equivalents at beginning of the period	69,057	22,503	55,785	24,112	—	171,457

Cash and cash equivalents at end of the period	$96,088	$12,706	$61,438	$26,588	$—	$196,820

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEETS
As of June 29, 2008
In thousands of U.S. Dollars
(Unaudited)

		STATS		Non -
	STATS	ChipPAC	Guarantor	Guarantor
	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$108,592	$13,376	$73,006	$27,718	$—	$222,692
Short-term marketable securities	—	—	—	50,189	—	50,189
Accounts receivable, net	90,550	—	180,896	14,331	—	285,777
Amounts due from affiliates	598,173	25,347	172,234	56,246	(843,758)	8,242
Other receivables	7,395	4,072	1,622	658	(4,652)	9,095
Inventories	17,872	44,425	10,104	13,146	—	85,547
Prepaid expenses and other current assets	7,263	6,213	8,416	1,762	—	23,654

Total current assets	829,845	93,433	446,278	164,050	(848,410)	685,196
Long-term marketable securities	15,437	—	—	—	—	15,437
Long-term amounts due from affiliates	—	—	—	13,232	—	13,232
Property, plant and equipment, net	247,333	410,293	278,854	326,822	—	1,263,302
Investment in equity investee	10,338	—	—	—	—	10,338
Investment in subsidiaries	1,014,791	—	107,837	—	(1,122,628)	—
Intangible assets	6,695	1,288	29,914	2,683	—	40,580
Goodwill	—	319,731	125,800	103,882	2,209	551,622
Long-term restricted cash	—	636	315	395	—	1,346
Prepaid expenses and other non-current assets	13,520	22,696	1,171	10,854	—	48,241

Total assets	$2,137,959	$848,077	$990,169	$621,918	$(1,968,829)	$2,629,294

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$14,829	$95,784	$28,440	$48,001	$—	$187,054
Payables related to property, plant and equipment purchases	6,899	23,765	8,008	11,874	—	50,546
Accrued operating expenses	42,763	63,178	29,120	20,861	(4,652)	151,270
Income taxes payable	—	872	1,823	1,101	—	3,796
Short-term borrowings	50,000	—	—	—	—	50,000
Amounts due to affiliates	86,537	75,919	633,807	49,091	(843,758)	1,596
Current installments of long-term debts	—	9,600	20,000	13,093	—	42,693

Total current liabilities	201,028	269,118	721,198	144,021	(848,410)	486,955
Long-term debts, excluding current installments installments	365,000	—	26,800	21,609	—	413,409
Other non-current liabilities	183	60,358	20,130	14,408	—	95,079

Total liabilities	566,211	329,476	768,128	180,038	(848,410)	995,443

Minority interest	—	—	—	—	62,103	62,103
Total shareholders’ equity	1,571,748	518,601	222,041	441,880	(1,182,522)	1,571,748

Total liabilities and shareholders’ equity	$2,137,959	$848,077	$990,169	$621,918	$(1,968,829)	$2,629,294

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the Six Months Ended June 29, 2008
In thousands of U.S. Dollars
(Unaudited)

		STATS		Non -
	STATS	ChipPAC	Guarantor	Guarantor
	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net revenues	$217,928	$323,557	$641,607	$137,433	$(459,141)	$861,384
Cost of revenues	(159,093)	(287,055)	(568,435)	(128,412)	430,839	(712,156)

Gross profit	58,835	36,502	73,172	9,021	(28,302)	149,228

Operating expenses:
Selling, general and administrative	28,303	7,594	40,166	5,318	(21,299)	60,082
Research and development	7,973	5,499	11,820	995	(7,003)	19,284
Accelerated share-based compensation	1,027	317	117	101	—	1,562
Restructuring charges	—	—	900	—	—	900

Total operating expenses	37,303	13,410	53,003	6,414	(28,302)	81,828

Operating income	21,532	23,092	20,169	2,607	—	67,400

Other income (expense), net:
Interest income	1,302	94	1,655	776	(1,016)	2,811
Interest expense	(15,844)	(1,321)	(2,794)	(549)	1,016	(19,492)
Foreign currency exchange gain (loss)	1,833	4,273	(572)	(273)	—	5,261
Equity loss from equity investee	(11)	—	—	—	—	(11)
Equity income (loss) from investment in subsidiaries	26,329	—	(3,334)	—	(22,995)	—
Dividend income from subsidiary	4,652	—	—	—	(4,652)	—
Other non-operating income (expense), net	(3)	—	1,228	81	—	1,306

Total other income (expense), net	18,258	3,046	(3,817)	35	(27,647)	(10,125)

Income before income taxes	39,790	26,138	16,352	2,642	(27,647)	57,275
Income tax benefits (expense)	179	(11,137)	(2,705)	(966)	—	(14,629)

Income before minority interest	39,969	15,001	13,647	1,676	(27,647)	42,646
Minority interest	—	—	—	—	(2,677)	(2,677)

Net income	$39,969	$15,001	$13,647	$1,676	$(30,324)	$39,969

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the Six Months Ended June 29, 2008
In thousands of U.S. Dollars
(Unaudited)

		STATS		Non -
	STATS	ChipPAC	Guarantor	Guarantor
	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Cash Flows From Operating Activities
Net income	$39,969	$15,001	$13,647	$1,676	$(30,324)	$39,969
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	40,666	40,258	35,399	26,580	—	142,903
Debt issuance cost amortization	1,875	—	47	—	—	1,922
Gain on sale of property, plant and equipment	(79)	—	(5)	(283)	—	(367)
Accretion of discount on convertible notes	66	—	—	—	—	66
Foreign currency exchange loss	—	—	—	1,015	—	1,015
Share-based compensation expense	1,697	884	353	205	—	3,139
Deferred income taxes	—	484	503	465	—	1,452
Minority interest in income of subsidiary	—	—	—	—	2,677	2,677
Equity (income) loss from investment in subsidiaries	(26,329)	—	3,334	—	22,995	—
Equity loss from investment in equity investee	11	—	—	—	—	11
Others	—	21	153	91	—	265
Changes in operating working capital:
Accounts receivable	(17,723)	—	2,590	716	—	(14,417)
Amounts due from affiliates	(21,474)	12,658	(26,741)	3,306	26,921	(5,330)
Inventories	1,742	(5,909)	1,576	356	—	(2,235)
Other receivables, prepaid expenses and other assets	(4,798)	(4,759)	(3,098)	1,564	4,652	(6,439)
Accounts payable, accrued operating expenses and other payables	(4,633)	23,739	(7,497)	1,881	—	13,490
Amounts due to affiliates	28,090	(11,641)	8,666	1,751	(26,921)	(55)

Net cash provided by operating activities	39,080	70,736	28,927	39,323	—	178,066

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$—	$—	$—	$11,930	$—	$11,930
Proceeds from maturity of marketable securities	—	—	3,810	6,954	—	10,764
Purchases of marketable securities	—	—	(3,810)	(37,306)	—	(41,116)
Cash injection in subsidiary	(1,031)	—	—	—	1,031	—
Acquisition of intangible assets	(1,200)	(153)	(2,331)	(257)	—	(3,941)
Purchases of property, plant and equipment	(21,375)	(82,151)	(33,003)	(29,363)	26,379	(139,513)
Proceeds on assets held for sale	—	—	5,019	6,380	—	11,399
Proceeds from deregistration of subsidiary	9,654	—	—	(9,654)	—	—
Others, net	7,458	2,727	8,150	9,514	(26,379)	1,470

Net cash used in investing activities	(6,494)	(79,577)	(22,165)	(41,802)	1,031	(149,007)

Cash Flows From Financing Activities
Repayment of short-term debts	$—	$—	$—	$(300)	$—	$(300)
Repayment of long-term debts	—	(3,000)	—	(1,083)	—	(4,083)
Proceeds from issuance of shares	6,152	—	—	1,031	(1,031)	6,152
Redemption of convertible notes	(22,057)	—	—	—	—	(22,057)
(Increase) decrease in restricted cash	—	(7)	299	(26)	—	266
Grant received	98	—	—	—	—	98

Net cash provided by (used in) financing activities	(15,807)	(3,007)	299	(378)	(1,031)	(19,924)

Net increase (decrease) in cash and cash equivalents	16,779	(11,848)	7,061	(2,857)	—	9,135
Effect of exchange rate changes on cash and cash equivalents	—	—	—	96	—	96
Cash and cash equivalents at beginning of the period	91,813	25,224	65,945	30,479	—	213,461

Cash and cash equivalents at end of the period	$108,592	$13,376	$73,006	$27,718	$—	$222,692

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     The following discussion of our business, financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and the related notes included in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ from those anticipated in these forward looking statements as a result of certain factors, such as those set forth in our annual report on Form 20-F filed with the SEC on March 7, 2008. Since the beginning of fiscal 2005, we have employed quarterly and fiscal year reporting periods. Our 52-53 week fiscal year ends on the Sunday nearest and prior to December 31. Our fiscal quarters end on a Sunday and are generally thirteen weeks in length. Our second quarter of 2008 ended on June 29, 2008, while our second quarter of 2007 and fiscal year 2007 ended on July 1, 2007 and December 30, 2007, respectively. References to “$” are to the lawful currency of the United States of America. The noon buying rate in The City of New York on June 29, 2008 was 1,041.75 South Korean Won per $1.00 for cable transfers in South Korean Won and was 30.37 New Taiwan Dollar per $1.00 for cable transfers in New Taiwan Dollars, as certified for customs purposes by the Federal Reserve Bank of New York. For your convenience, unless otherwise indicated, certain South Korean Won and New Taiwan Dollar amounts have been translated into U.S. Dollar amounts based on these exchange rates.
Overview
     We are a leading service provider of semiconductor packaging design, bump, probe, assembly, test and distribution solutions. We have the scale to provide a comprehensive range of semiconductor packaging and test solutions to a diversified global customer base servicing the computing, communications, consumer, automotive and industrial markets. Our services include:
•	Packaging services: providing leaded, power, array, memory card and wafer level chip-scale packages (“CSPs”) to customers with a broad range of packaging solutions and full backend turnkey services for a wide variety of electronics applications. We also provide redistribution layers, integrated passive devices and wafer bumping services for flip-chip and wafer level CSPs. As part of customer support on packaging services, we also offer package design; electrical, mechanical and thermal simulation; measurement and design of lead-frames and laminate substrates;

•	Test services: including wafer probe and final testing on a diverse selection of test platforms covering the major test platforms in the industry. We have expertise in testing a broad variety of semiconductors, especially mixed-signal, radio frequency, analog and high-performance digital devices. We also offer test-related services such as burn-in process support, reliability testing, thermal and electrical characterization, dry pack, and tape and reel; and

•	Pre-production and post-production services: such as package development, test software and related hardware development, warehousing and drop shipment services.
     We have a leadership position in providing advanced packages, such as stacked die, System-in-Package and flip-chip, as well as Ball Grid Array (“BGA”) packages and wafer level CSPs. We are a leader in high volume assembly, test and distribution of discrete and analog power packages.
     We are also a leader in testing mixed-signal semiconductors or semiconductors combining the use of analog and digital circuits in a chip. Mixed-signal semiconductors are used extensively in fast-growing communications and consumer applications. We have strong expertise in testing a wide range of high-performance digital devices.
     We have been successful in attracting new customers with our packaging and test capabilities and then expanding our relationship with such customers to provide full turnkey solutions tailored to their individual needs.
     We are headquartered in Singapore and our manufacturing facilities are strategically located in South Korea, Singapore, China, Malaysia, Taiwan (which includes our 52%-owned subsidiary, STATS ChipPAC Taiwan Semiconductor Corporation) and Thailand. We also have test pre-production facilities in the United States. We market our services through our direct sales force in the United States, South Korea, Japan, China, Singapore, Malaysia, Taiwan, the United Kingdom and the Netherlands. With an established presence in the countries where strategic semiconductor markets are located, we are in close proximity to the major hubs of wafer fabrication which allows us to provide customers with fully-integrated, multi-site, end-to-end packaging and test services.

Proposed Capital Reduction Exercise
     In January 2008, we announced our intention to effect a proposed capital reduction to return surplus share capital in an amount of up to $813.0 million to our shareholders. At an extraordinary general meeting held on March 17, 2008, our shareholders approved the proposed capital reduction. We obtained approval of the proposed capital reduction from the Singapore High Court on June 26, 2008. The proposed capital reduction is subject to (1) all relevant approvals and consents being obtained and (2) the board of directors determining, following the satisfaction of the preceding condition and the financing condition described below, that it is in our best interest, to effect the proposed cash distribution.
     The proposed capital reduction is also subject to and conditional upon us being able to obtain adequate debt financing to fund the cash distribution pursuant to the capital reduction and the repayment of certain of our outstanding debt (including the redemption or repurchase of our 7.5% Senior Notes due 2010 and 6.75% Senior Notes due 2011 that would otherwise restrict our ability to make the cash distribution and to finance the cash distribution) on terms and conditions acceptable to us. The amount of the cash distribution would accordingly be determined based on the proceeds of such debt financing made available to us.
Related Financing Transactions
     In connection with the proposed capital reduction, we intend to pursue a debt financing plan, which is expected to consist of a private placement of senior notes and senior secured credit facilities comprising a term loan and a revolving credit facility. As part of the debt financing plan, we commenced a cash tender offer and consent solicitation in respect of our $150.0 million of 7.5% Senior Notes due 2010 and our $215.0 million of 6.75% Senior Notes due 2011. The tender offer and consent solicitation was conditional upon, among other things, we being able to obtain adequate debt financing to fund the proposed cash distribution described above and the tender offer and consent solicitation on the terms and conditions acceptable to us. The tender offer and consent solicitation was terminated on August 9, 2008 because the financing condition was not satisfied.
Temasek’s Subsidiary, Singapore Technologies Semiconductors Pte Ltd’s, Tender Offer
     In March 2007, Singapore Technologies Semiconductors Pte Ltd (“STSPL”), a wholly-owned subsidiary of Temasek Holdings (Private) Limited (“Temasek”), launched a voluntary conditional cash tender offer for our ordinary shares and American Depositary Shares (“ADSs”) that STSPL did not already own. The tender offer also included an offer by STSPL for our then outstanding $115.0 million aggregate principal amount of zero coupon Convertible Notes due 2008 and $150.0 million aggregate principal amount of 2.50% Convertible Subordinated Notes due 2008. Concurrently with the tender offer, STSPL made an options proposal to all holders of options granted under STATS ChipPAC share option plans.
     In May 2007, the tender offer closed with STSPL and its concert parties holding 83.1% of our outstanding ordinary shares (including ordinary shares represented by ADSs, but excluding the ordinary shares issuable upon the conversion of the $134.5 million aggregate principal amount of the 2.5% Convertible Subordinated Notes due 2008 acquired by STSPL) and $134.5 million aggregate principal amount of the 2.5% Convertible Subordinated Notes due 2008. The balance $15.5 million outstanding principal amount of our 2.5% Convertible Subordinated Notes due 2008 was converted into ADSs in May 2007.
     As of June 29, 2008, Temasek, through its wholly-owned subsidiary, STSPL, beneficially owned 1,845.7 million ordinary shares, representing 83.8% of the Company’s ordinary shares, following STSPL’s conversion of its entire $134.5 million of the Company’s 2.5% Convertible Subordinated Notes due 2008 into 145.1 million ordinary shares on May 22, 2008.
     In the six months ended July 1, 2007, we recorded tender offer expenses of $10.9 million, consisting of investment banking, legal, accounting, insurance, printing and other costs associated with the tender offer. No tender offer expenses were incurred during the six months ended June 29, 2008.
Results of Operations
Three and six months ended June 29, 2008 compared to three and six months ended July 1, 2007
Net Revenues
     We derive revenues primarily from packaging and test of laminate and leaded packages. Net revenues were $434.1 million and $861.4 million in the three and six months ended June 29, 2008, respectively, an increase of 17.3% and 13.2% compared to $370.2 million and $760.7 million in the three and six months ended July 1, 2007, respectively. The increase in net revenues in the three and six months ended June 29, 2008 was primarily due to increased packaging revenue from higher unit volume and contribution from our factory in Pathumthani, Thailand, which we acquired in October 2007.
     Our packaging revenues in the three and six months ended June 29, 2008 increased 17.8% and 12.1% to $325.2 million and $640.0 million, respectively, compared to the same periods in 2007. Unit volumes of our total packaging in the three and six months ended June 29, 2008 were 23.6% and 21.6% higher compared to the same periods in 2007 and resulted in an increase of $62.0 million and $113.5 million in packaging revenues, respectively. Average selling prices per pin for packaging services in the three and six months ended June 29, 2008 decreased 4.8% and 7.9%, respectively, compared to the same periods in 2007, primarily due to unfavorable changes in product mix, which partially offset our increase in revenue from higher volume by $12.9 million and $44.6 million, respectively. Revenues from test and other services in the three and six months ended June 29, 2008 increased 15.8% and 16.8% to $109.0 million and $221.4 million, respectively, compared to the three and six months ended July 1, 2007.
     In the three and six months ended June 29, 2008, revenue contribution from the communications market increased 2.6% and 1.9% over the same periods in 2007, respectively, and represented 52.6% and 53.2% of our revenues in the three and six months ended June 29, 2008, compared to 50.0% and 51.3% of our revenues in the same periods in 2007, respectively. Revenue contribution from consumer, multi-applications and other markets in the three and six months ended June 29, 2008 decreased 2.1% and 1.5% compared to the same periods in 2007 and represented 33.1% and 31.7% of our revenues in the three and six months ended June 29, 2008, respectively. Revenue contribution from the personal computer market in the three and six months ended June 29, 2008 decreased 0.5% and 0.4% over the same period in 2007, respectively, and represented 14.3% and 15.1% of our revenues in the three and six months ended June 29, 2008. We expect to continue to depend on the communications, consumer and multi-applications, and personal computer markets for substantially all of our net revenues.
Gross Profit
     Gross profit in the three and six months ended June 29, 2008 was $74.7 million and $149.2 million, respectively, an increase of $7.8 million and $4.7 million compared to $66.9 million and $144.5 million in the same periods in 2007, respectively. Gross profit as a percentage of revenues was 17.2% and 17.3% in the three and six months ended June 29, 2008, respectively, compared to 18.1% and 19.0% in the same periods in 2007, respectively. Gross profit in the three and six months ended June 29, 2008 included $0.1 million and $0.7 million of share-based compensation expense under SFAS 123(R), respectively, a decrease of $0.9 million and $1.8 million compared to the three and six months ended July 1, 2007, respectively, which reduced gross margin by 0.03% and 0.1% in the three and six months ended June 29, 2008, respectively. In the three and six months ended June 29, 2008, gross margin decreased primarily due to lower equipment utilization, higher material cost, and Asian currencies appreciation against the U.S. Dollar. Overall equipment utilization was approximately 67% in the three months ended June 29, 2008 compared to approximately 74% in the same period in 2007. Our cost of revenues consist principally of fixed costs such as depreciation and leasing expenses and variable costs such as direct and indirect labor, materials and overhead expenses. We continue to experience higher cost as a result of external global economic factors, such as higher substrate, gold and oil prices which affected our cost of materials, and the adverse effect of the strengthening of the Singapore Dollar, Chinese Renminbi and Malaysian Ringgit against the U.S. Dollar when compared to the same periods in 2007.
Selling, General and Administrative
     Selling, general and administrative expenses were $28.6 million and $60.1 million in the three and six months ended June 29, 2008, an increase of 2.1% and 7.2% compared to $28.0 million and $56.0 million in the three and six months ended July 1, 2007, respectively. As a percentage of revenues, selling, general and administrative expenses were 6.6 % and 7.0% in the three and six months ended June 29, 2008 compared to 7.6% and 7.4% in the same periods in 2007, respectively. The increase in selling, general and administrative expenses in the three and six months ended June 29, 2008 was primarily due to higher payroll expense resulting from an increased number of employees, the Asian currencies appreciation against the U.S. Dollar and increased cost of general business support, partially offset by lower share-based compensation expense. In the three and six months ended June 29, 2008, share-based compensation expense under SFAS 123(R) was $0.2 million and $0.7 million, respectively, compared to $0.7 million and $1.7 million in the same periods in 2007, respectively.
Research and Development
     Research and development expenses were $9.3 million and $19.3 million in the three and six months ended June 29, 2008, respectively, an increase of $0.3 million and $2.1 million, compared to $9.0 million and $17.2 million in the same periods in 2007, respectively. Research and development expenses increased primarily due to an increase in headcount and the establishment of a facility for the research and development of advanced wafer integration technology. As a percentage of revenues, research and development expenses were 2.1% and 2.2% in the three and six months ended June 29, 2008, respectively, compared to 2.4% and 2.3% in the same periods in 2007, respectively.

Accelerated Share-Based Compensation
     The STATS ChipPAC Ltd. Performance Share Plan compensation expense was terminated in the three months ended June 29, 2008. As a result, we recorded $1.6 million of accelerated share-based compensation expense in the three months ended June 29, 2008.
Tender Offer Expenses
     In the three and six months ended July 1, 2007, we incurred $4.1 million and $10.9 million, respectively, consisting of investment banking, legal, accounting, insurance, printing and other costs associated with the tender offer from STSPL, a wholly-owned subsidiary of Temasek. No tender offer expenses were incurred in the three and six months ended June 29, 2008.
Impairment of Assets Held for Sale
     In the three months ended July 1, 2007, we recorded a $1.7 million held for sale asset impairment loss on the sale of our packaging and test assets related to our discrete power business. No impairment of assets held for sale was incurred in the three and six months ended July 1, 2007.
Restructuring Charges
     In the three months ended March 30, 2008 and July 1, 2007, we reduced our workforce by 75 and 143 employees, respectively, following the implementation of restructuring plans to realign our organization’s structure and efficiency. Severance and related charges of $0.9 million and $1.0 million were expensed in the three months ended March 30, 2008 and July 1, 2007, respectively.
Net Interest Income (Expense)
     Net interest expense was $7.6 million and $16.7 million in the three and six months ended June 29, 2008, respectively, compared to $8.1 million and $16.8 million in the same periods in 2007, respectively. Interest income was $1.4 million and $2.8 million in the three and six months ended June 29, 2008, respectively, compared to $1.6 million and $3.5 million in the same periods in 2007, respectively. The decrease in interest income in the three and six months ended June 29, 2008 was primarily due to lower interest rates, partially offset by higher cash balances in the three and six months ended June 29, 2008 compared to the same periods in 2007, respectively.
     Interest expense was $9.0 million and $19.5 million in the three and six months ended June 29, 2008, respectively, compared to $9.8 million and $20.2 million in the same periods in 2007, respectively. The decrease in interest expense was primarily due to our redemption of $115.0 million aggregate principal amount of our zero coupon Convertibles Notes due 2008 from November 2007 through June 2008 and the conversion of $134.5 million aggregate principal amount of our 2.5% Convertible Subordinated Notes due 2008 into ordinary shares by Temasek, through its wholly-owned subsidiary, STSPL. The decrease was partially offset by increases in our short-term debts in Singapore and long-term debts in Thailand in the three and six months ended June 29, 2008, compared to the same periods in 2007. Total outstanding interest-bearing debt was $506.1 million and $686.1 million as of June 29, 2008 and July 1, 2007, respectively.
Foreign Currency Exchange Gain (Loss)
     Net foreign currency exchange gains was $2.1 million and $5.3 million in the three months and six months ended June 29, 2008, compared to net foreign exchange losses of $0.4 million and $0.3 million in the same periods in 2007, respectively. These non-cash gains and losses were due primarily to the fluctuations between the exchange rate of the U.S. Dollar and the Singapore Dollar, the South Korean Won, the Chinese Renminbi and in the case of the three and six months ended June 29, 2008, the Thai Baht.
Other Non-Operating Income (Expense), Net
     Net other non-operating income was $0.6 million and $1.3 million in the three and six months ended June 29, 2008 compared to net other non-operating expense of $0.2 million and $0.1 million in the same periods in 2007, respectively.
Income Tax Expense
     Quarterly income tax expense was calculated using an estimate of the effective tax rate for the year. Our consolidated income tax expense was $7.0 million and $14.6 million in the three and six months ended June 29, 2008, respectively, compared to $5.8 million and $13.4 million in the same periods in 2007, respectively. The $7.0 million and $14.6 million tax expense included adjustments to the effective tax rate related to a $4.3 million and $7.2 million of liability for unrecognized tax benefits for the three and six months ended June 29, 2008, respectively.
Liquidity and Capital Resources
     Our principal source of liquidity consists of cash flows from operating activities, bank facilities, debt financing, and our existing cash, cash equivalents and marketable securities. As of June 29, 2008, we had cash, cash equivalents and marketable securities of $288.3 million. We also have available lines of credit and banking facilities consisting of loans, letters of credit and bank guarantees, including those available to our consolidated subsidiaries, which amounted to an aggregate of $293.3 million, of which $106.1 million was utilized as of June 29, 2008. Our liquidity needs arise primarily from servicing our outstanding debts, working capital needs and the funding of capital expenditures and investments. Our capital expenditures are largely driven by the demand for our services, primarily to increase our packaging and testing capacity, to replace packaging and testing equipment from time to time, and to expand our facilities. Depending on business conditions, we expect our capital expenditures to be approximately $300 million in 2008 as our capital spending continues to be targeted at demand we see from our customers. We spent $64.1 million and $119.3 million on capital expenditures in the three and six months ended June 29, 2008 compared to $55.4 million and $112.2 million in the same periods in 2007, respectively.
     On October 2, 2007, we consummated the previously announced definitive agreement with LSI Corporation (“LSI”) to acquire LSI’s assembly and test operation in Thailand for an aggregate purchase price of approximately $100.0 million, payable over the next four years. We financed $50.0 million of the purchase price with our working capital, including our current cash and cash equivalents, and issued promissory note bearing interest of 6.0% per annum for the remainder $50.0 million purchase price.
     On November 7, 2007, we redeemed $96.4 million aggregate principal amount of our zero coupon Convertible Notes due 2008 pursuant to demands for redemption from note holders in accordance with the indenture governing the zero coupon Convertible Notes due 2008. We paid a total amount of $114.1 million (including interest accrued up to November 7, 2007) in respect of the convertible notes redemption. We financed the redemption with cash and short-term borrowings.
     In the six months ended June 29, 2008, we repurchased the outstanding $18.6 million aggregate principal of our zero coupon Convertible Notes due 2008 for $22.1 million (including accretion of discount on convertible notes). We financed the repurchase of the $18.6 million aggregate principal amount of these convertible notes with our cash and cash equivalents.
     In May 2008, Temasek, through its wholly-owned subsidiary, STSPL, converted its holding of all of the outstanding $134.5 million principal amount of our 2.5% Convertible Subordinated Notes due 2008 into 145.1 million of our ordinary shares.
     In January 2008, we announced our intention to effect a proposed capital reduction to return surplus share capital in an amount of up to $813.0 million to our shareholders. At an extraordinary general meeting held on March 17, 2008, our shareholders approved the proposed capital reduction. We obtained approval of the proposed capital reduction from the Singapore High Court on June 26, 2008. The proposed capital reduction is subject to (1) all relevant approvals and consents being obtained and (2) the board of directors determining, following the satisfaction of the preceding condition and the financing condition described below, that it is in our best interest, to effect the proposed cash distribution.
     The proposed capital reduction is also subject to and conditional upon us being able to obtain adequate debt financing to fund the cash distribution pursuant to the capital reduction and the repayment of certain of our outstanding debt (including the redemption or repurchase of our 7.5% Senior Notes due 2010 and 6.75% Senior Notes due 2011 that would otherwise restrict our ability to make the cash distribution and to finance the cash distribution) on terms and conditions acceptable to us. The amount of the cash distribution would accordingly be determined based on the proceeds of such debt financing made available to us.
     At the annual general meeting in April 2008, our shareholders approved the repurchase of up to approximately 51 million ordinary shares (2.5% of the issued ordinary shares in the capital of the Company as of the date of the annual general meeting). The approved amount for share repurchases under this shareholders’ mandate will terminate on the earlier of the date on which the next annual general meeting is held or required to be held or the date which the approval is revoked or varied. As of June 29, 2008, we have not repurchased any shares. We may use our available funds, draw down on our available lines of credit or seek additional financing or a combination of these to finance any repurchase of our ordinary shares.
     We believe that our cash on hand, existing credit facilities and anticipated cash flows from operations will be sufficient to meet our currently anticipated capital expenditure requirements, investment requirements, share repurchases, as well as debt service repayment obligations through to June 2009.
     If our capital requirements exceed our expectations as a result of higher than anticipated growth in the semiconductor industry, acquisition or investment opportunities, the expansion of our business or otherwise, or if our cash flows from operations are lower than anticipated, including as a result of an unexpected decrease in demand for our services due to a downturn in the semiconductor industry or otherwise, we may be required to obtain additional debt or equity financing from time to time depending on prevailing market conditions. In such events, there can be no assurance that additional financing will be available or, if available, that such financings can be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders or detrimental to our creditors.
Total Borrowings
     As of June 29, 2008, our total debt outstanding consisted of $506.1 million of borrowings, which included $150.0 million of our 7.5% Senior Notes due 2010, $215.0 million of our 6.75% Senior Notes due 2011, and other long-term and short-term borrowings.
     In March 2007, we redeemed the remaining outstanding $31.5 million aggregate principal amount of our 1.75% Convertible Notes due 2007 (including interest) for an aggregate consideration of $36.8 million. The repurchase was financed with our cash and cash equivalents.
     In May 2007, we issued 16.7 million ordinary shares upon conversion of $15.5 million aggregate principal amount of our 2.5% Convertible Subordinated Notes due 2008.
     In October 2007, we consummated the previously announced definitive agreement with LSI pursuant to which STATS ChipPAC (Thailand) Limited acquired LSI’s assembly and test operations in Thailand for an aggregate purchase price of approximately $100.0 million. We funded the initial payment of $50.0 million of the aggregate purchase consideration with our cash and cash equivalents. STATS ChipPAC (Thailand) Limited issued a promissory note bearing interest of 6.0% per annum, payable annually, for the remainder of the purchase price. The amount payable to LSI under the promissory note after contractual netting of certain receivables from LSI of $3.2 million amounted to $46.8 million as of June 29, 2008. The promissory note is payable in annual installments of $20.0 million, $10.0 million, $10.0 million and $6.8 million over the next four years.
     In November 2007, we redeemed $96.4 million aggregate principal amount of our zero coupon Convertible Notes due 2008 pursuant to demands for redemption from note holders in accordance with the indenture governing these convertible notes. We paid a total amount of $114.1 million (excluding interest) in respect of the convertible notes redemption. We financed the redemption with cash and short-term borrowings.
     In the six months ended June 29, 2008, we repurchased the outstanding $18.6 million aggregate principal of our zero coupon Convertible Notes due 2008 for $22.1 million (including accretion of discount on the convertible notes and interest). We financed the repurchase of the $18.6 million aggregate principal amount of these convertible notes with our cash and cash equivalents.
     In May 2008, Temasek, through its wholly-owned subsidiary, STSPL, converted its holding of all of our outstanding $134.5 million principal amount of 2.5% Convertible Subordinated Notes due 2008.
     STATS ChipPAC Korea Ltd. has lines of credit with Hana Bank and the National Agricultural Cooperation Federation Bank in South Korea with credit limits of $10.0 million and $5.0 million, respectively. These lines of credit bear interest at a rate of 3.7% per annum on these facilities. As of June 29, 2008, we had not used these lines of credit and there was no outstanding balance on these facilities. These lines of credit are subject to an annual review by the lenders for the continued use of the facilities.
     STATS ChipPAC Korea Ltd.’s term loan facility from Hana Bank in South Korea amounted to $25.0 million. During 2006, we borrowed $12.0 million under this facility to finance our purchase of a building and land in South Korea. This borrowing is repayable over eight equal quarterly installments from September 2007 to June 2009. In 2007, we borrowed an additional $3.6 million under this facility, which is repayable at maturity in June 2009. As of June 29, 2008, the interest rate for our $12.0 million loan was 4.6% per annum and the interest rate for our $3.6 million loan was 4.0% per annum. Interest is payable on a monthly basis. As of June 29, 2008, $0.6 million was held as a restricted deposit with the bank. These loans are secured by a pledge of land and a building with a combined net book value of $26.8 million as of June 29, 2008. As of June 29, 2008, $9.6 million of the loans was outstanding.
     In August 2006, STATS ChipPAC Taiwan Semiconductor Corporation obtained a floating interest rate loan facility of NT$3.6 billion (approximately $118.5 million based on the exchange rate as of June 29, 2008) with a syndicate of lenders, with Taishin Bank as the sponsor bank. The loan drawdowns must be made within 24 months from the date of first drawdown, which took place in February 2007. As of June 29, 2008, STATS ChipPAC Taiwan Semiconductor Corporation has drawn down NT$0.7 billion (approximately $23.0 million based on the exchange rate as of June 29, 2008) under this term loan facility. As of June 29, 2008, the interest rate on the loan was 3.6% per annum. The principal and interest on the loan is payable in nine quarterly installments commencing 24 months from first draw down date with the first eight quarterly installments each repaying 11% of the principal and the last quarterly installment repaying 12% of the principal. The proceeds from this facility were primarily used to repay debt under certain of STATS ChipPAC Taiwan Semiconductor’s other credit facilities. As of June 29, 2008, the outstanding balance on this facility was $23.0 million.
     Additionally, STATS ChipPAC Taiwan Semiconductor Corporation has NT$1.4 billion (approximately $44.4 million as of June 29, 2008) of bank and credit facilities from various other banks and financial institutions, of which $11.7 million borrowings was outstanding as of June 29, 2008. These credit facilities have varying interest rates ranging from 2.5% to 3.6% per annum and maturities ranging from 2008 through 2012.
     We have a $50.0 million line of credit with Bank of America. As of June 29, 2008, $50.0 million was borrowed under the facility over two loan tranches of $25.0 million each. The principals and interest of the two loan tranches of $25.0 million are payable at maturity in July 2008 and August 2008, respectively. These two loan tranches of $25.0 million bear interest rate of 3.31% per annum and 3.65% per annum, respectively. We have the option to roll-forward the principal at maturity for a period of 1, 2, 3, or 6 months.
     We established a syndicated three-year revolving line of credit of $125.0 million in 2006. This line of credit was arranged by Oversea-Chinese Banking Corporation Limited and includes a total of six lenders. The facility is irrevocable by the bank syndicate for the three-year period unless we are in breach our covenants, including minimum tangible assets, interest coverage ratios and debt ratios, or an event of default occurs, such as a failure to pay any amount due under the line of credit. We cancelled the revolving line of credit on January 31, 2008.
Special Tax Status
     In February 2008, the Singapore Economic Development Board (“EDB”) offered us a new five-year tax incentive for our Singapore operations commencing July 1, 2007 whereby certain qualifying income will be subject to a concessionary tax rate of 5% instead of the Singapore statutory rate of 18%, subject to the fulfillment of certain continuing conditions.
Off-Balance Sheet Arrangements
     We provided a tax guarantee to the South Korean tax authorities as discussed below. We have no significant investment in any unconsolidated entities. Our off-balance sheet commitments are limited to operating leases, royalty/license agreements and purchase obligations. Our total off-balance sheet obligations were approximately $311.0 million as of June 29, 2008.
Contractual Obligations
     Our total commitments on our loans, operating leases, other obligations and agreements as of June 29, 2008, were as follows (in thousands):

	Payments Due
	Within			More Than
	1 Year	1-3 Years	3-5 Years	5 Years	Total
On balance sheet commitments:
6.75% Senior Notes due 2011 (1) (2)	$—	$—	$215,000	$—	$215,000
7.5% Senior Notes due 2010 (1) (2)	—	150,000	—	—	150,000
Long-term loans (2)	42,693	40,209	8,200	—	91,102
Short-term loans (2)	50,000	—	—	—	50,000
Retirement benefits (3)	86	676	890	7,011	8,663
Other non-current liabilities (3)	—	—	—	—	—

Total on balance sheet commitments	$92,779	$190,885	$224,090	$7,011	$514,765

Off balance sheet commitments:
Operating leases	$12,205	$18,963	$17,541	$32,934	$81,643
Royalty/ licensing agreements	8,445	16,914	16,734	—	42,093
Purchase obligations:
— Capital commitments	112,153	—	—	—	112,153
— Inventory purchase commitments	75,146	—	—	—	75,146

Total off balance sheet commitments	$207,949	$35,877	$34,275	$32,934	$311,035

Total commitments	$300,728	$226,762	$258,365	$39,945	$825,800

Notes:

(1)	On June 20, 2008, the Company announced a cash tender offer and consent solicitation in respect of any and all of its 6.75% Senior Notes due 2011 and 7.5% Senior Notes due 2010, which is conditional on, among other things, the Company obtaining adequate debt financing to fund the proposed cash distribution described above and the tender offer and consent solicitation on terms and conditions acceptable to it. As of June 29, 2008, these senior notes that were expected to be refinanced were classified as non-current liabilities. The Company terminated the tender offer and consent solicitation on August 9, 2008.

(2)	The 6.75% Senior Notes due 2011 and 7.5% Senior Notes due 2010, short-term and long-term loans agreements contain provisions for the payment of interest either on maturity or on a monthly, quarterly, semi-annual or annual basis at a stated rate of interest over the term of the debt. These payment obligations are not reflected in the table above. The interest payments due within one year, 1-3 years and 3-5 years amount to $29.8 million, $49.2 million and $7.7 million, respectively.

(3)	Our other non-current liabilities as of June 29, 2008 were $95.1 million, including $8.6 million related to non-current retirement benefits for our employees in Malaysia and Thailand. Also included in the other non-current liabilities is $27.4 million related to severance benefits for our employees in South Korea which were not included in the table due to lack of contractual certainty as to the timing of payments. Further included in the other non-current liabilities as of June 29, 2008 was $7.0 million of liability for uncertain tax positions under FIN 48. We are unable to reasonably estimate the timing of the amount, therefore, the liability is excluded from the table.
Contingencies
     We are subject to claims and litigations, which arise in the normal course of business. These claims may include allegations of infringement of intellectual property rights of others as well as other claims of liability. We accrue liability associated with these claims and litigations when they are probable and reasonably estimable.
     In February 2006, our Company, ChipPAC, Inc (“ChipPAC”) and STATS ChipPAC (BVI) Limited were named as defendants in a patent infringement lawsuit filed in United States Federal Court for the Northern District of California (“the California Litigation”). The plaintiff, Tessera Technologies, Inc (“Tessera”), has asserted that semiconductor chip packaging, specifically devices having Ball Grid Array (“BGA”) and multi-chip BGA configurations used by the defendants infringe certain patents of Tessera. Tessera has further asserted that our Company is in breach of an existing license agreement entered into by Tessera with ChipPAC, which agreement has been assigned by ChipPAC to our Company.
     In May 2007, at Tessera’s request, the United States International Trade Commission (the “ITC”) instituted an investigation (the “First ITC Investigation”) of certain of our Company’s co-defendants in the California Litigation and other companies, including certain of our Company’s customers. In addition, in April 2007, Tessera instituted an action in the United States District Court for the Eastern District of Texas (the “Texas Action”) against certain of our Company’s co-defendants in the California Litigation and other companies. In the First ITC Investigation, Tessera seeks an order preventing the named companies from importing certain packaged semiconductor chips and products containing them into the United States. The Texas Action seeks damages and injunctive relief against the named defendants. Both the First ITC Investigation and the Texas Action allege infringement of two of the same patents asserted by Tessera in the California Litigation, and may involve some of the same products packaged by our Company that are included in the California Litigation.
     In May 2008, the ITC instituted a second investigation (the “Second ITC Investigation”). In the Second ITC Investigation, Tessera seeks an order to prevent our Company and other named companies (collectively, the “Respondents”) from providing packaging or assembly services for certain packaged semiconductor chips incorporating small format non-tape BGA semiconductor packages and products containing them, for importation into the United States. In addition, Tessera seeks a general exclusion order excluding from importation all small format non-tape BGA semiconductor packages (and downstream products containing such packages), regardless of whether such packages are assembled by the Respondents. The Second ITC Investigation alleges infringement of three of the same patents asserted by Tessera in the California Litigation. We have responded to the complaint on June 23, 2008. The target date currently set by the ITC for the conclusion of the Second ITC Investigation is August 2009.
     The district court in the California Litigation has vacated the trial schedule and stayed all proceedings pending a final resolution of the First ITC Investigation. The U.S. Patent and Trademark Office (the “PTO”) has also instituted reexamination proceedings on all of the patents Tessera has asserted in the California Litigation and the Second ITC Investigation. It is not possible to predict the outcome of the California Litigation or the Second ITC Investigation, the total costs of resolving the California Litigation and the Second ITC Investigation, or when the stay in the California Litigation will be lifted; nor is it possible to predict the outcome of the First ITC Investigation or the Texas Action. Nor is it possible to predict the outcome of the PTO proceedings or their impact on the California Litigation, the First ITC Investigation and the Second ITC Investigation.

     We believe that we have a meritorious defense to these claims and intend to defend the lawsuit(s) vigorously. A court or ITC determination that our provision of certain semiconductor assembly services may infringe the intellectual property rights of others could result in significant liability and/or require us to make material changes to our provision of such assembly services. Due to the inherent uncertainties of the lawsuit(s) and investigation(s), we cannot accurately predict the ultimate outcome and it could result in significant liability and/or injunction and could have a material adverse effect on the business, financial condition and the results of operations of our Company.
     In addition, we are subject to various taxes in the different jurisdictions in which we operate. These include taxes on income, property, goods and services, and other taxes. We submit tax returns and claims with the appropriate government taxing authorities, which are subject to examination and agreement by those taxing authorities. We will regularly assess the likelihood of adverse outcomes resulting from these examinations to determine adequacy of provision for taxes.
     In connection with the merger with ChipPAC, we assumed certain contingent liabilities. In 2002, an assessment of approximately 16.0 billion South Korean Won (approximately $15.4 million based on the exchange rate as of June 29, 2008) was made by the South Korean National Tax Service (“NTS”) relating to withholding tax not collected on the interest income on the loan between ChipPAC’s subsidiaries in South Korea and Hungary for the period from 1999 to September 2001. We do not believe that the prevailing tax treaty requires withholding on the transactions in question. ChipPAC has appealed the assessment through the NTS’s Mutual Agreement Procedure (“MAP”). On July 18, 2002, the Icheon tax office of the NTS approved a suspension of the proposed assessment until resolution of the disputed assessment. The NTS required a corporate guarantee amounting to the tax assessment in exchange for the suspension. ChipPAC complied with the guarantee request on July 10, 2002. A further assessment of 2.7 billion South Korean Won (approximately $2.6 million based on the exchange rate as of June 29, 2008) was made on January 9, 2004 for the interest from October 2001 to May 2002. ChipPAC engaged in a MAP and obtained suspension of the additional proposed assessment by providing a corporate guarantee in the amount of the additional assessment. In June 2007, the NTS extended the MAP. Based on South Korean tax law, the extension period should not exceed 3 years. In the event that we are not successful with the appeal, the maximum amount payable including potential interest and local surtax as of June 29, 2008 is estimated to be 34.1 billion South Korean Won (approximately $32.7 million based on the exchange rate as of June 29, 2008). The final outcome of the resolution of this matter could result in significant liability and could have a material adverse effect on our business, financial condition and results of operations.
Cash Flows From Operating Activities
     In the six months ended June 29, 2008, cash provided by operations was $178.1 million compared to $168.1 million in the six months ended July 1, 2007. Cash provided and used by operations is calculated by adjusting our net income or loss by non-cash related items such as depreciation and amortization, amortization of leasing prepayments, amortization of debt issuance cost, loss or gain from sale of assets, impairment of assets, accretion of discount on certain of our outstanding convertible notes, deferred income taxes, foreign currency exchange loss or gain, share-based compensation expense, minority interest, share of equity income and by changes in assets and liabilities. In the six months ended June 29, 2008, non-cash related items included $144.8 million related to depreciation and amortization (including amortization of capitalized debt issuance costs and leasing prepayments), $0.4 million gain from the sale of equipment, $0.1 million from the accretion of discount on certain of our convertible notes, $1.0 million from foreign currency exchange losses, $3.1 million related to share-based compensation expense, $1.5 million from deferred taxes, $2.7 million from the minority interest in income of one of our subsidiaries and $0.01 million equity loss from equity investments. In the six months ended July 1, 2007, non-cash related items included $124.1 million related to depreciation and amortization (including amortization of capitalized debt issuance costs and leasing prepayments), $0.5 million loss from the sale of equipment, $2.8 million from the accretion of discount on certain of our convertible notes, $0.2 million from foreign currency exchange gains, $4.9 million related to share-based compensation expense, $8.9 million from the deferred taxes, $2.5 million from the minority interest in income of one of our subsidiaries and $0.1 million equity loss from equity investments.
     Working capital uses of cash included decreases in amount due to affiliates and increases in accounts receivables, amount due from affiliates, inventories, and other receivables, prepaid expenses and other assets. Working capital source of cash included increases in accounts payables, accrued operating expense and other payables. Inventories as of June 29, 2008 were higher as compared to December 30, 2007 levels. Accounts receivables were higher compared to December 30, 2007 mainly due to slower collections. Additionally, accounts payables, accrued operating expenses and other payables increased as compared to December 30, 2007 primarily due to timing of quarterly purchases.

Cash Flows From Investing Activities
     In the six months ended June 29, 2008, cash used in investing activities was $149.0 million compared to $91.8 million in the six months ended July 1, 2007. The primary usage of cash in investing activities was related to the acquisition of property and equipment, net of changes in payables related to property, plant and equipment purchases, of $139.5 million in the six months ended June 29, 2008 compared to $108.3 million during the same period in 2007. We increased our capital expenditure in the six months ended June 29, 2008 compared to the same period in 2007 primarily to meet the demand from our customers. In the six months ended June 29, 2008, we received $11.4 million from the proceeds from sale of assets held for sale. In the six months ended June 29, 2008 and July 1, 2007, we invested $3.9 million and $2.1 million, respectively, in the acquisition of software, licenses and other intangible assets. In the six months ended June 29, 2008 and July 1, 2007, we purchased marketable securities of $41.1 million and $8.8 million, respectively. In the six months ended June 29, 2008 and July 1, 2007, we received proceeds from the sale and maturity of our marketable securities of $22.7 million and $20.7 million, respectively.
Cash Flows From Financing Activities
     In the six months ended June 29, 2008, cash used in financing activities was $19.9 million compared to $51.0 million in the six months ended July 1, 2007. In the six months ended June 29, 2008, no borrowings were made and $4.4 million of our borrowings and debts was repaid compared to $19.4 million and $42.8 million for the same period in 2007, respectively. In the six months ended June 29, 2008, we repurchased $18.6 million aggregate principal amount of our $115.0 million zero coupon Convertible Notes due 2008 (including accretion of discount on Convertible Notes and interest) at an aggregate consideration of $22.1 million. In the six months ended July 1, 2007, we redeemed the remaining $31.5 million aggregate principal amount of our 1.75% Convertible Notes due 2007 (including interest) at an aggregate consideration of $36.8 million. We made $3.4 million of capital lease payments in the six months ended July 1, 2007. In the six months ended June 29, 2008 and July 1, 2007, we reduced our restricted cash by $0.3 million and $0.001 million, respectively. In the six months ended June 29, 2008 and July 1, 2007, we received $6.2 million and $12.6 million, respectively, from the issuance of new ordinary shares through our share plans. The total numbers of ordinary shares issued in the six months ended June 29, 2008 and July 1, 2007 were 9.7 million and 19.4 million, respectively, which excluded the issuance of 145.1 million ordinary shares from the conversion of $134.5 million aggregate principal of our 2.5% Convertible Subordinated Notes due 2008 in May 2008.